-------------------------------
                           CONVERSION APPRAISAL REPORT

                            FIDELITY BANKSHARES, INC.

                          PROPOSED HOLDING COMPANY FOR
                         FIDELITY FEDERAL BANK AND TRUST
                            West Palm Beach, Florida


                                  Dated As Of:
                                December 22, 2000
                         -------------------------------

















                                  Prepared By:

                                RP Financial, LC.
                             1700 North Moore Street
                                   Suite 2210
                            Arlington, Virginia 22209

RP Financial, LC.

                                TABLE OF CONTENTS
                            FIDELITY BANKSHARES, INC.
                            West Palm Beach, Florida


                                                                           PAGE
     DESCRIPTION                                                          NUMBER
     -----------                                                          ------

CHAPTER ONE         OVERVIEW AND FINANCIAL ANALYSIS
-----------

     Introduction                                                          1.1
     Plan of Conversion and Reorganization                                 1.1
     Strategic Overview                                                    1.2
     Balance Sheet Trends                                                  1.6
     Income and Expense Trends                                             1.10
     Interest Rate Risk Management                                         1.15
     Lending Activities and Strategy                                       1.16
     Asset Quality                                                         1.20
     Funding Composition and Strategy                                      1.21
     Subsidiaries                                                          1.22
     Legal Proceedings                                                     1.23


CHAPTER TWO         MARKET AREA
-----------

     Introduction                                                          2.1
     Market Area Demographics                                              2.2
     National Economic Factors                                             2.4
     Local Economy                                                         2.7
     Market Area Deposit Characteristics and Competition                   2.8


CHAPTER THREE       PEER GROUP ANALYSIS
-------------

     Peer Group Selection                                                  3.1
     Financial Condition                                                   3.5
     Income and Expense Components                                         3.9
     Loan Composition                                                      3.12
     Interest Rate Risk                                                    3.14
     Credit Risk                                                           3.16
     Summary                                                               3.16

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RP Financial, LC.

                                TABLE OF CONTENTS
                            FIDELITY BANKSHARES, INC.
                            West Palm Beach, Florida
                                   (continued)

                                                                           PAGE
     DESCRIPTION                                                          NUMBER
     -----------                                                          ------

CHAPTER FOUR        VALUATION ANALYSIS
------------

     Introduction                                                          4.1
     Appraisal Guidelines                                                  4.1
     RP Financial Approach to the Valuation                                4.1
     Valuation Analysis                                                    4.2
          1.  Financial Condition                                          4.3
          2.  Profitability, Growth and Viability of Earnings              4.5
          3.  Asset Growth                                                 4.7
          4.  Primary Market Area                                          4.7
          5.  Dividends                                                    4.9
          6.  Liquidity of the Shares                                      4.10
          7.  Marketing of the Issue                                       4.10
              A.  The Public Market                                        4.11
              B.  The New Issue Market                                     4.16
              C.  The Acquisition Market                                   4.20
              D.  Trading in Fidelity Bankshares' Stock                    4.20
          8.  Management                                                   4.21
          9.  Effect of Government Regulation and Regulatory Reform        4.21
     Summary of Adjustments                                                4.22
     Valuation Approaches                                                  4.22
          1.  Price-to-Earnings ("P/E")                                    4.24
          2.  Price-to-Book ("P/B")                                        4.25
          3.  Price-to-Assets ("P/A")                                      4.25
     Comparison to Recent Conversions and Second-Step Offerings            4.27
     Valuation Conclusion                                                  4.27
     Establishment of the Exchange Ratio                                   4.28


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RP Financial, LC.

                                 LIST OF TABLES
                            FIDELITY BANKSHARES, INC.
                            West Palm Beach, Florida


TABLE
NUMBER        DESCRIPTION                                                   PAGE
------        -----------                                                   ----

 1.1     Historical Balance Sheets                                          1.7
 1.2     Historical Income Statements                                       1.11


 2.1     Summary Demographic Information                                    2.3
 2.2     Unemployment Trends                                                2.8
 2.3     Deposit Summary                                                    2.9


 3.1     Peer Group of Publicly-Traded Thrifts                              3.3
 3.2     Balance Sheet Composition and Growth Rates                         3.6
 3.3     Income as a Percent of Average Assets and Yields, Costs, Spreads   3.10
 3.4     Loan Portfolio Composition Comparative Analysis                    3.13
 3.5     Interest Rate Risk Measures and Net Interest Income Volatility     3.15
 3.6     Credit Risk Measures and Related Information                       3.17


 4.1     Market Area Unemployment Rates                                     4.8
 4.2     Recent Conversion Pricing Characteristics                          4.18
 4.3     Market Pricing Comparatives                                        4.19
 4.4     Public Market Pricing                                              4.26


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                       I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction
------------

     Fidelity Federal Bank and Trust ("Fidelity Federal" and the "Bank") is a federally chartered savings bank headquartered in West Palm Beach, Florida. Fidelity Federal serves Southeastern Florida through 34 branch offices and two loan production offices. A map of the Bank's office locations is included as
Exhibit I-1. The Bank was chartered originally as a federal mutual savings and loan association in 1952, and in 1983 amended its charter to become a federally chartered mutual savings bank. On January 7, 1994, the Bank completed a reorganization into a federally chartered mutual holding company. Fidelity Federal is a member of the Federal Home Loan Bank ("FHLB") system and its deposits are insured up to the maximum allowable amount by the Federal Deposit Insurance Corporation ("FDIC"). Fidelity Bankshares, Inc. ("Fidelity Bankshares" or the "Holding Company") is a Delaware corporation which was organized in May 1996. The only significant asset of the Holding Company is its investment in Fidelity Federal. The Holding Company is majority owned by Fidelity Bankshares, M.H.C. (the "MHC"), a federally chartered mutual holding company. On January 29, 1997, the Holding Company acquired all of the issued and outstanding common stock of the Bank in connection with the Bank's reorganization into the two-tier form of mutual holding company ownership. At that time, each share of the Bank's common stock was automatically converted into one share of the Holding Company's common stock. As of September 30, 2000, Fidelity Bankshares had $1.9 billion in assets, $1.4 billion in deposits and total equity of $86.9 million, or 4.6 percent of total assets. Fidelity Bankshares' audited financial statements are included by reference as Exhibit I-2.

Plan of Conversion and Reorganization
-------------------------------------

     On November 21, 2000, the Board of Directors of the MHC adopted the plan of conversion and reorganization pursuant to which the MHC will be converted from a federally-chartered mutual holding company to Fidelity Bankshares, Inc., a Delaware corporation. All of the capital stock of Fidelity Federal will be held by Fidelity Bankshares after the conversion. As part of the conversion, the Holding Company will sell shares of common stock in an offering that


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will represent the ownership interest in Fidelity Bankshares  currently owned by the MHC. As of September 30, 2000, the MHC's ownership interest in Fidelity Bankshares approximated 55.19 percent. The Holding Company will also issue shares of its common stock to the public stockholders of Fidelity Bankshares pursuant to an exchange ratio that will result in the public shareholders owning the same aggregate percentage of the newly issued Fidelity Bankshares common stock as owned immediately prior to the conversion. As of September 30, 2000,
the  public   stockholders'   ownership  interest  in  Fidelity  Bankshares  was
approximately 44.81 percent.


Strategic Overview
------------------

     Fidelity Bankshares maintains a local community banking emphasis, with a primary strategic objective of meeting the borrowing and savings needs of its local customer base. Historically, Fidelity Bankshares' operating strategy has been fairly reflective of a traditional thrift operating strategy in which 1-4 family residential mortgage loans and retail deposits have constituted the principal components of the Holding Company's assets and liabilities, respectively. Pursuant to the Holding Company's current strategic plan, an increased emphasis has been placed on lending diversification into higher yielding types of loans, particularly commercial business and consumer loans. Future growth of the consumer and commercial business loan portfolios will be facilitated by hiring additional personnel with consumer and commercial lending expertise. The Holding Company's current loan portfolio composition includes diversification into loans secured by commercial and multi-family residential real estate, construction loans, land loans, consumer loans and commercial business loans.

     Fidelity Bankshares' greater emphasis on lending diversification should serve to enhance the overall yield earned on the loan portfolio, while also increase the credit risk associated with the loan portfolio. The Holding Company has sought to limit the credit risk exposure associated with higher risk types of loans, through emphasizing origination of such loans in local and familiar markets. Credit risk associated with the loan portfolio has also been limited by the strength of the local economy and implementation of what are believed by management to be conservative underwriting guidelines. Economic growth has been supported by expansion of the national economy, which has spurred an increase in demand for the products and services produced in the Holding Company's regional economy. In general, the primary market area has


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experienced  a decline in  unemployment  and an increase in real estate  values, which has increased demand for new construction of both residential and commercial properties.

     Investments serve as a supplement to the Holding Company's lending activities and the investment portfolio is considered to be indicative of a low risk investment philosophy. Investments securities held by the Holding Company consist primarily of mortgage-backed securities which are guaranteed or insured by a federal agency, U.S. Government and agency securities, corporate debt securities, FHLB stock, municipal bonds and equity securities. To limit the interest rate risk associated with the investment portfolio, all investments are maintained as available for sale and, with the exception of the mortgage-backed securities portfolio, the Holding Company has emphasized investing in short- and intermediate-term securities with maturities of generally less than five years.

     Retail deposits have consistently served as the primary interest-bearing funding source for the Holding Company. The Holding Company has sustained positive deposit growth over the past five and three-quarter years. In recent years, deposit growth has been enhanced by the Holding Company's strategy to expand the branch network through establishing de novo branches. Fidelity Bankshares opened 12 new branches between December 31, 1998 and September 30, 2000 and plans to open three more branches by March 31, 2001. Going forward, the Holding Company's strategic plan is to open three de novo branches a year over the next five years. The rapid expansion of the branch network has resulted in a significant increase the Holding Company's operating expenses without an offsetting increase in revenues. Management of the Holding Company estimates that each new branch location will be accretive to earnings within 18 to 24 months of their opening. CDs account for the largest portion of the Holding Company's deposit composition, although in recent years the concentration of CDs comprising total deposits has declined and transaction and savings accounts have become a more significant component of Fidelity Bankshares' deposit composition.

     Borrowings serve as an alternative funding source for the Holding Company to support control of funding costs and to facilitate leveraging of the balance sheet. Borrowings totaled $371.8 million at September 30, 1999, with FHLB advances of $326.3 million constituting the major portion of Fidelity Bankshares' borrowings. The remainder of the borrowings consisted of short-term funds ($16.8 million) and subordinated debt ($28.8 million). The subordinated debt is


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scheduled  to mature on January  31,  2028 and  interest  on the debt is payable quarterly at an annual rate of 8.375 percent. Retail deposits are expected to be the primary source to fund the Holding Company's future growth; however, to the extent additional borrowings are required, FHLB advances would likely continue to be the principal source of borrowings utilized by the Holding Company.

     Fidelity Bankshares' earnings base is largely dependent upon net interest income and operating expense levels. Overall, Fidelity Bankshares has experienced a decline in its core earnings during recent years, both as a result of a decline in the net interest margin and an increase in the level of operating expenses. The decline in the net interest margin reflects the implementation of a wholesale leveraging strategy, in which FHLB advances were utilized to fund purchases of mortgage-backed securities at a relatively narrow yield-cost spread. Going forward, the Holding Company's strategic plan is to increase the yield-cost spread through increased diversification into higher yielding types of lending funded primarily by growth of retail deposits. It is also the Bank's intention to reduce its investment in mortgage-backed securities through the pay down of the current portfolio and to redeploy those funds primarily into higher yielding loans. Growth of retail deposits should be facilitated by the ongoing expansion of the retail branch network.

     The upward trend in the Holding Company's operating expense ratio has largely stemmed from the expansion of the branch network, as each branch location costs the Holding Company approximately $600,000 per year to operate. Higher operating expenses also reflect an investment in new products and services, including offering insurance products and trust services, and the increased staffing levels necessary to increase growth of higher yielding types of loans. Accordingly, the costs associated with the infrastructure to implement the Holding Company's strategic plan have yet to be fully leveraged and, therefore, have impaired the Holding Company's short-term core profitability.

     The post-conversion business plan of the Holding Company is expected to continue to focus on products and services which have facilitated growth of the Holding Company to date. Specifically, Fidelity Bankshares will continue to be an independent community-oriented financial institution with a commitment to local real estate and non-mortgage financing with operations funded by retail deposits, borrowings, equity capital and internal cash flows. In


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addition, the Holding Company will emphasize increasing its diversification into commercial real estate and non-mortgage loans, as well as expansion and diversification of other products and services.

     The Directors of the MHC have elected to convert to the stock form of ownership to support the continued expansion of the Holding Company's strategic focus of providing competitive community banking services in its local market area. The stock conversion is intended to accomplish several objectives: to increase the capital level to support further expansion and diversification of products and services, improve the overall competitive position of Fidelity Bankshares in the market area, enhance profitability, and further limit exposure to interest rate risk and credit risk. The additional equity capital raised in the conversion will provide a larger capital cushion for asset growth, which may be enhanced by large bank consolidation in Fidelity Bankshares' local market and the resulting opportunities to obtain customers who become dissatisfied with their banking relationship following a merger. Growth should also be facilitated by the Holding Company's strategic plan of expanding the branch network through establishing approximately three de novo branches per year. In addition, the Bank or the Holding Company will consider branch acquisitions and other regional thrift or commercial bank acquisitions as opportunities arise. Growth through acquisition will be enhanced by the Holding Company's ability to offer stock as consideration in potential mergers. At this time, the Holding Company has no specific plans to acquire branches or another financial institution. The projected use of conversion proceeds is highlighted below.

     o Fidelity Bankshares. The Holding Company is expected to retain up to 50 percent of the net conversion proceeds. At present, funds at the Holding Company level, net of the loan to the ESOP, are expected to be primarily invested initially into short-term investment grade securities. Over time, the funds may be utilized for various corporate purposes, possibly including acquisitions, infusing additional equity into the Bank, repurchases of common stock, and the payment of regular and/or special cash dividends.

     o Fidelity Federal. Approximately 50 percent of the net conversion proceeds will be infused into the Bank in exchange for all of the Bank's newly issued stock. The increase in capital will be less, as the amount to be borrowed by the ESOP to fund an 6.0 percent stock purchase will be deducted from capital. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Bank are anticipated to become part of general operating funds, and are expected to be primarily utilized to fund loan growth.


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Balance Sheet Trends
--------------------

     Table 1.1 shows the Holding Company's historical balance sheet data from December 31, 1995 through September 30, 2000. From December 31, 1995 through September 30, 2000, Fidelity Bankshares exhibited annual asset growth of positive 20.7 percent. The Bank's interest-earning asset composition shifted towards a higher concentration of investments in 1997 and 1998, as the result of wholesale leveraging in which FHLB advances were utilized to fund investments in mortgage-backed securities. However, since year end 1998, loan growth and a decline in the mortgage-backed securities balance has served to shift the Holding Company's interest-earning asset composition towards a higher concentration of loans. Loans equaled 69.7 percent of assets at September 30, 2000, versus 68.3 percent of assets at year end 1995. Asset growth has been primarily funded by deposits, and, to a lesser degree, borrowings and retained earnings. Most of the Holding Company's borrowings were added during 1997 and 1998 in connection with the implementation of the wholesale leveraging strategy. Fidelity Bankshares' key operating ratios for the past five and three quarter years are presented in Exhibit I-3.

     Fidelity Bankshares' net loans receivable balance increased from $532.3 million at December 31, 1995 to $1.3 billion at September 30, 2000, providing for an annual growth rate of 21.2 percent during that period. Positive loan growth was sustained throughout the period, with the most notable growth occurring during 1997. Loan growth in 1997 was primarily attributable to growth of 1-4 family loans, which was supplemented with growth of the consumer and commercial business loan portfolios. Since year end 1997, most of the Bank's loan growth has been realized in 1-4 family, commercial real estate/multi-family and commercial business loans, which represent the major components of Fidelity Bankshares' loan portfolio. Growth of construction and consumer loans has also contributed to the Holding Company's loan growth in recent years, while land loans have remained as a minor area of lending diversification for Fidelity Bankshares.

     As the result of growth trends since year end 1995, the most notable change in the Bank's loan portfolio composition has been an increasing level of commercial business loans. Commercial business loans increased from 1.0 percent of total loans receivable at December 31, 1995 to 9.2 percent of total loans receivable at September 30, 2000. As the result of the strong


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                                    Table 1.1
                            Fidelity Bankshares, Inc.
                            Historical Balance Sheets
                        (Amount and Percent of Assets)(1)

                                               At Fiscal Year End December 31,                                    At          Annual
                      ------------------------------------------------------------------------------------   September 30,    Growth
                           1995            1996             1997              1998              1999             2000          Rate
                      --------------  --------------  ----------------  ----------------  ----------------  ---------------   ------
                       Amount   Pct    Amount   Pct     Amount    Pct     Amount    Pct     Amount    Pct     Amount    Pct     Pct
                       ------   ---    ------   ---     ------    ---     ------    ---     ------    ---     ------    ---     ---
                       ($000)   (%)    ($000)   (%)     ($000)    (%)     ($000)    (%)     ($000)    (%)     ($000)    (%)     (%)
Total Amount of:
Assets .............. $779,620 100.0% $873,562 100.0% $1,220,267 100.0% $1,566,927 100.0% $1,718,933 100.0% $1,904,850 100.0% 20.69%
Cash and cash
  equivalents .......    9,974   1.3%   15,293   1.8%     22,136   1.9%     27,951   1.8%     41,736   2.4%     40,027   2.1% 33.98%
Investment
  securities(2) .....   43,108   5.5%   41,740   4.8%     61,720   5.1%    111,045   7.1%    100,437   5.8%    141,717   7.4% 28.47%
Mortgage-backed
  securities ........  159,761  20.5%  123,599  14.1%    234,132  19.2%    389,263  24.8%    336,212  19.6%    304,201  16.0% 14.52%
Loans receivable, net  532,333  68.3%  661,700  75.7%    861,257  70.6%    977,166  62.4%  1,164,421  67.7%  1,328,192  69.7% 21.23%
Deposits ............  595,180  76.3%  694,718  79.5%    872,340  71.5%  1,120,746  71.5%  1,321,510  76.9%  1,412,433  74.1% 19.95%
Borrowings ..........   86,549  11.1%   83,621   9.6%    272 871  19.9%    338 871  21.6%    290,479  16.9%    371,802  19.5% 35.92%
Total equity ........   81,266  10.4%   81,723   9.4%     87,387   7.2%     84,999   5.4%     83,304   4.8%     86,871   4.6%  1.41%

Full service branches       20              20                21                23                34                34

----------
(1)  Ratios are as a percent of ending assets.
(2) Includes interest bearing deposits, government and agency securities, FHLB stock, corporate debt securities and equity securities.

Sources: Fidelity Bankshares' prospectus, audited and unaudited financial statements.


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growth of the commercial  business loan portfolio,  along with less  significant increases in the concentration of commercial real estate/multi-family and consumer loans comprising total loans outstanding, the Holding Company's 1-4 family loan portfolio has declined as a percent of total loans outstanding over the past five and three-quarter years. Specifically, 1-4 family loans declined from 77.0 percent to 70.0 percent of total loans outstanding at December 31, 1995 and September 30, 2000, respectively. Over the same time period, commercial real estate/multi-family and consumer loans increased from 8.0 percent and 4.8 percent to 8.9 percent and 5.4 percent of total loans outstanding, respectively. Construction and land loans comprise the remaining portion of the Holding Company's loan portfolio composition, with those respective portfolios declining from 7.2 percent and 1.9 percent of total loans outstanding at year end 1995 to
5.4 percent and 1.0 percent of total loans outstanding at September 30, 2000.

     The intent of the Holding Company's investment policy is to provide adequate liquidity and to generate a favorable return within the context of supporting Fidelity Bankshares' overall credit and interest rate risk objectives. It is anticipated that proceeds retained at the Holding Company level will primarily be invested into investments with short-term maturities. Over the past five and three-quarter years, the Holding Company's level of cash and investment securities ranged from a low of 6.6 percent of assets at year end 1996 to a high of 9.5 percent of assets at September 30, 2000. U.S. Government and agency securities represent the primary component of the investment securities portfolio, equaling $79.0 million at September 30, 2000. Other investments held by the Holding Company at September 30, 2000 consisted of corporate debt ($38.4 million), municipal bonds ($2.5 million), FHLB stock ($16.5 million), interest-bearing deposits ($3.9 million) and equity securities ($1.3 million). The investment securities portfolio is classified as available for sale and at September 30, 2000 an unrealized loss of $2.9 million was maintained on the investment portfolio Exhibit I-4 provides detail of the Holding Company's investment portfolio. In addition to investment securities, Fidelity Bankshares maintained cash and cash equivalent funds totaling $40.0 million or 2.1 percent of assets at September 30, 2000.

     Mortgage-backed securities comprise the balance of the Holding Company's interest-earning assets, serving as an investment alternative to 1-4 family loans and to facilitate leveraging of the balance sheet. The mortgage-backed securities balance peaked at $389.3


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million or 24.8 percent of assets at year end 1998, reflecting implementation of
Fidelity  Bankshares'   wholesale   leveraging  strategy.   The  mortgage-backed
securities portfolio declined to $304.2 million or 16.0 percent of assets at September 30, 2000, as repayments on the mortgage-backed securities have been redeployed into loan growth and investments. Mortgage-backed securities held by the Bank include a mixture of pass-through securities and collateralized mortgage obligations ("CMOs"). Most of the mortgage-backed securities portfolio consists of fixed rate securities. The mortgage-backed securities portfolio is classified as available for sale and at September 30, 2000 an unrealized loss of $9.6 million was maintained on the portfolio.

     Over the past five and three-quarter years, Fidelity Bankshares' funding needs have been substantially met through retail deposits, internal cash flows, borrowings and retained earnings. From year end 1995 through September 30, 2000, the Bank's deposits increased at an annual rate of 20.0 percent. Positive deposit growth was sustained throughout the period covered in Table 1.1. In recent years, deposit growth has been supported by growth of the branch network, with the number of full service branches maintained by Fidelity Bankshares increasing from 23 at year end 1998 to 34 at September 30, 2000. Growth in lower costing savings and transaction accounts has outpaced CD growth in recent years, thereby facilitating a shift in the Holding Company's deposit composition towards a higher concentration of transaction and savings accounts. As of September 30, 2000, CDs and transaction and savings accounts represented 62.6 percent and 37.4 percent of total deposits, respectively. Comparatively, as of December 31, 1997, CDs and transaction and savings accounts represented 69.6 percent and 30.4 percent of total deposits, respectively. Most of Fidelity Bankshares' transaction and savings account growth has been realized in money market deposits, while strong growth has also been realized in demand and NOW deposit accounts. Money market accounts represent the largest component of the Holding Company's transaction and savings account balance, equaling $151.0 million or 28.6 percent of total transaction and savings account deposits at September 30, 2000.

     Borrowings serve as an alternative funding source for the Holding Company to support control of deposit costs and to facilitate leveraging of the balance sheet. The Holding Company's balance of borrowings increased from $86.5 million or 11.1 percent of assets at year end 1995 to $371.8 million or 19.5 percent of assets at September 30, 2000. Most of the increase

RP Financial, LC.
Page 1.10


in borrowings was related to adding FHLB advances to fund purchases of mortgage-backed securities during 1997 and 1998. FHLB advances of $326.3 million accounted for most of the borrowings held by Fidelity Bankshares at September 30, 2000, most of which matured in five years of less. Other borrowings held by the Holding Company at September 30, 2000 included short-term borrowings of $16.8 million and subordinated debt of $28.8 million. The subordinated debt is scheduled to mature in January 2028 and interest on the debt is payable quarterly at an annual rate of 8.375 percent. On a post-conversion basis, it is anticipated that most of the Holding Company's growth will be funded by retail deposits, which will be supported by the ongoing expansion of the branch network, and, to a lesser extent, cash flow generated from the repayment of the mortgage-backed securities portfolio. To the extent additional borrowings are required to fund growth, FHLB advances would likely continue to be the primary source of borrowings utilized by the Holding Company.

     The retention of earnings over the past four and three-quarter years, which was somewhat offset by dividend payments and stock repurchases, translated into an annual capital growth rate of 1.4 percent. Accordingly, asset growth outpaced the Holding Company's capital growth rate, as Fidelity Bankshares' equity-to-assets ratio declined from 10.4 percent at the end of 1995 to 4.6 percent at September 30, 2000. The Bank was classified as well capitalized with respect to each of the regulatory capital requirements, as of September 30, 2000. The addition of conversion proceeds will serve to further strengthen Fidelity Bankshares' capital position and support continued growth of the balance sheet, which is anticipated to consist primarily of loan growth funded by retail deposits.


Income and Expense Trends
-------------------------

     Table 1.2 shows the Holding Company's historical income statements from the year ended December 31, 1995 through the twelve months ended September 30, 2000. The Holding Company reported positive earnings over the past five years and for the most recent twelve month period, ranging from a low of 0.43 percent of average assets during 1996 to a high of 0.64 percent of average assets during 1997. For the twelve months ended September 30, 2000, the Holding Company reported net income of $11.3 million or 0.62 percent of average assets. The relatively low return posted during 1996 reflects the impact of the one-time assessment to


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Page 1.11


                                    Table 1.2
                            Fidelity Bankshares, Inc.
                          Historical Income Statements
                     (Amount and Percent of Avg. Assets)(1)

                                                       For the Fiscal Year Ended December 31,
                                   ------------------------------------------------------------------------------ For the 12 Months
                                        1995            1996            1997            1998            1999        Ended 9/30/99
                                   --------------  --------------  --------------  --------------  -------------- -----------------
                                    Amount   Pct    Amount   Pct    Amount   Pct    Amount   Pct    Amount   Pct     Amount   Pct
                                    ------   ---    ------   ---    ------   ---    ------   ---    ------   ---     ------   ---
                                    ($000)   (%)    ($000)   (%)    ($000)   (%)    ($000)   (%)    ($000)   (%)     ($000)   (%)
Interest Income                    $53,261   7.19% $60,240   7.30% $72,272   7.21% $98,320   6.90% $110,925   6.69% $126,802   6.97%
Interest Expense                   (28,095) -3.79% (32,131) -3.89% (41,606) -4.15% (64,992) -4.56%  (72,255) -4.36%  (81,213) -4.46%
                                   -------  -----  -------  -----  -------  -----  -------  -----  --------  -----  --------  -----
Net Interest Income                $25,166   3.40% $28,109   3.40% $30,666   3.06% $33,328   2.34% $ 38,670   2.33% $ 45,589   2.51%
Provision for Loan Losses              210   0.03%    (164) -0.02%    (170) -0.02%     (77) -0.01%     (463) -0.03%   (1,123) -0.06%
                                   -------  -----  -------  -----   ------- ------  ------- ------ --------  -----  -------- ------
  Net Interest Income after
    Provisions                     $25,376   3.43% $27,945   3.38% $30,496   3.04% $33,251   2.33% $ 38,207   2.31% $ 44,466   2.44%

Other Income                         3,016   0.41%   3,661   0.44%   4,720   0.47%   6,188   0.43%    7,407   0.45%    8,806   0.47%
Operating Expense                  (20,449) -2.76% (26,709) -3.24% (24,235) -2.42% (29,687) -2.08%  (36,354) -2.19%  (43,119) -2.37%
                                   -------  -----  -------  -----  -------  -----  -------  -----  --------  -----  --------  -----
  Net Operating Income             $ 7,943   1.07% $ 4,897   0.59% $10,981   1.10% $ 9,752   0.68% $  9,260   0.56% $  9,953   0.55%

Non-Operating Income
--------------------
Net gain (loss) on loans/invest.   $     5   0.00% $ 1,215   0.15% $   190   0.02% $ 2,502   0.18% $    420   0.03% $    736   0.04%
Other non-operating income (loss)        0   0.00%       0   0.00%       0   0.00%       0   0.00%    5,100   0.31%    7,603   0.42%
                                   -------  -----  -------  -----  -------  -----  -------  -----  --------  -----  --------  -----
  Net Non-Operating Income         $     5   0.00% $ 1,215   0.15% $   190   0.02% $ 2,502   0.18% $  5,520)  0.33% $  8,339   0.46%

Net Income Before Tax              $ 7,948   1.07% $ 6,112   1.74% $11,171   1.11% $12,254   0.36% $ 14,780   0.89% $ 18,292   1.01%
Income Taxes                        (3,133) -0.42%  (2,562) -0.31%  (4,753) -0.47%  (4,842) -0.34%   (5,666) -0.34%   (7,017) -0.39%
                                   -------  -----  -------  -----  -------  -----  -------  -----  --------  -----  --------  -----
  Net Income (Loss)                $ 4,815   0.65%  $3,550   0.43% $ 6,418   0.64% $ 7,412   0.52% $  9,114   0.55% $ 11,275   0.62%

Adjusted Earnings
-----------------
Net Income Before Ext. Items       $ 4,815   0.65% $ 3,550   0.43% $ 6,418   0.64% $ 7,412   0.52% $  9,114   0.55% $ 11,275   0.62%
Addback: Non-Operating Losses            0   0.00%       0   0.00%       0   0.00%       0   0.00%        0   0.00%        0   0.00%
Deduct: Non-Operating Gains             (5)  0.00%  (1,215) -0.15%    (190) -0.02%  (2,502) -0.18%   (5,520) -0.33%   (8,339) -0.46%
Tax Effect Non-Op. Items(2)              2   0.00%     474   0.06%      74   0.01%     976   0.07%    2,153   0.13%    3,252   0.18%
                                   -------  -----  -------  -----  -------  -----  -------  -----  --------  -----  --------   -----
  Adjusted Net Income              $ 4,812   0.65  $ 2,809   0.34% $ 6,302   0.63% $ 5,886   0.41% $  5,747   0.35% $  6,189   0.34%

----------
(1)  Ratios are as a percent of average assets.
(2)  Assumes tax rate of 39.0 percent.

Sources: Fidelity Bankshares' prospectus, audited and unaudited financial statements.

RP Financial, LC.
Page 1.12


recapitalize the SAIF. Comparatively, non-recurring gains realized from the sale of property in 1999 and common stock received in connection with the de-mutualization of an insurance company in 2000 were significant contributors to the Holding Company's earnings for the twelve months ended September 30, 2000. Net interest income and operating expenses represent the major components of the Holding Company's core earnings, which is supplemented with non-interest operating income derived from Fidelity Bankshares' retail banking activities. Loan loss provisions have generally been a minor factor in the Holding Company's earnings over the past five and three-quarter years. Gains resulting from the sale of loans and investment securities have generally been a modest contributor to the Holding Company earnings over the past five and three-quarter years, although such gains were more significant in 1998.

     Over the past five and three-quarter years, the Holding Company's net interest income to average assets ratio has ranged from a low of 2.33 percent during 1999 to a high of 3.40 percent during 1995 and 1996. For the twelve months ended September 30, 2000, the Holding Company's net interest income to average assets ratio equaled 2.51 percent. The general decline in the net interest income ratio from 1995 through 1999 reflects the impact of Fidelity Bankshares' wholesale leveraging, in which investments in mortgage-backed securities were funded with FHLB advances at a relatively narrow interest rate spread. To a more limited degree, interest rate spread compression also occurred with respect to the Holding Company's retail investments, as Fidelity Bankshares experienced a more significant decline in the average yield earned on the loan portfolio compared to the average cost paid for deposits between 1997 and 1999. The increase in the net income ratio for the most recent twelve month period was realized from a larger increase in the interest income ratio compared to the interest expense ratio, which was attributable to an increase in the yield earned on interest-earning assets. The higher yield earned on the Holding Company's interest-earning assets was supported by growth of the loan portfolio and a decline in the mortgage-backed securities portfolio. The Holding Company's historical net interest rate spreads and yields and costs are set forth in Exhibits I-3 and I-5.

     Non-interest operating income has been a stable, but somewhat low, contributor to the Holding Company's earnings, with such income largely derived from customer service charges and miscellaneous sources of income generated from retail banking activities. Throughout the

RP Financial, LC.
Page 1.13


period shown in Table 1.2,  non-interest  operating  income ranged from a low of
0.41 percent of average assets in 1995 to a high of 0.47 percent of average assets in 1997 and for the twelve months ended September 30, 2000. An area of strategic planning emphasis for the Holding Company is to increase non-interest income through diversification of services, which includes offering trust services and insurance and investment products. Growth in transaction deposits, as the result of expanding the branch network and growth of commercial business relationships, is also expected to enhance non-interest income for the Holding Company. However, such income is not expected to be a significant contributor to earnings for the next few years and, thus, Fidelity Bankshares' earnings can be expected to remain largely dependent upon the net interest margin.

     Operating expenses represent the other major component of the Bank's earnings, ranging from a high 3.24 percent of average assets in 1996 to a low of
2.08 percent of average assets in 1998. The relatively high operating expense ratio posted in 1996 reflects the impact of the one-time assessment to recapitalize the SAIF, which amounted to $3.6 million or 0.44 percent of average assets. Fidelity Bankshares' operating expense ratio has trended higher since 1998, increasing to 2.37 percent of average assets for the twelve months ended September 30, 2000. The recent upward trend exhibited in the Holding Company's operating expense ratio has been largely attributable to the rapid growth of the branch network, in which the expenses associated with opening and operating the new branch facilities have yet to be fully leveraged. Higher operating expenses have also resulted from hiring additional personnel with consumer and commercial lending expertise, as well as increasing the staffing of the loan underwriting and collections department.

     The initial increase in operating expenses associated with implementing the strategic plan will adversely affect the Holding Company's returns in the near-term, until such expenses can be leveraged in terms of loan and deposit growth. The increase in capital realized from the stock offering will serve to increase the Holding Company's capacity to leverage operating expenses. Overall, the general trends in the Holding Company's net interest margin and operating expense ratio since 1995 reflect a decline in the Holding Company's core earnings, as indicated by a decline in the Holding Company's expense coverage ratio (net interest income divided by operating expenses). Fidelity Bankshares' expense coverage ratio equaled 1.23 times in 1995,

RP Financial, LC.
Page 1.14


versus a comparable ratio of 1.06 times during the twelve months ended September 30, 2000. Similarly, Fidelity Bankshares' efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of net interest income and other operating income) of 79.2 percent for twelve months ended
September 30, 2000 was less favorable than the 71.4 percent efficiency ratio maintained in 1995.

     Loan loss provisions have had a limited impact on the Holding Company's earnings over the past five and three-quarter years, reflecting Fidelity Bankshares' maintenance of favorable credit quality measures and generally positive trends in the local real estate market. Loan loss provisions established by the Holding Company ranged from a recovery of 0.03 percent of average assets in 1995 to 0.06 percent of average assets for the twelve months ended September 30, 2000. The higher level of loss provisions established during the most recent twelve month period was largely attributable to growth of the loan portfolio, including growth of higher credit risk types of loans such as commercial real estate, consumer and commercial business loans. As of September 30, 2000, the Holding Company maintained allowance for loan losses of $4.5 million, equal to 117.6 percent of non-performing assets and 0.34 percent of net loans receivable. Exhibit I-6 sets forth the Bank's allowance for loan loss activity during the past three and three-quarter years.

     Gains resulting from the sale of loans and investment securities have contributed to the Holding Company's earnings throughout the past five and three-quarter years, ranging from a nominal amount of gains in 1995 to gains amounting to 0.18 percent of average assets in 1998. For the twelve months ended September 30, 2000, net gains posted by the Holding Company equaled 0.04 percent of average assets. For the twelve months ended September 30, 2000, the Holding Company's earnings were also favorably impacted by gains realized from the sale of an investment property in 1999 and stock received in connection with John Hancock Financial's conversion from a mutual to a stock insurance company in 2000. The sale of the West Palm Beach investment property resulted in a gain of $5.1 million in the fourth quarter of 1999 and, thus, is also reflected in the Holding Company's trailing twelve month earnings for the period ended September 30, 2000. During the nine months ended September 30, 2000, the Holding Company realized a gain of $2.5 million from the receipt of 147,232 shares of John Hancock Financial common stock valued at $17.00 per share in connection with its mutual-to-stock

RP Financial, LC.
Page 1.15


conversion. The shares were received as a result of the Holding Company's ownership of various life insurance policies issued by John Hancock Financial. Gains recorded on the sale of loans and investments for the nine months ended September 30, 2000 included a $658,000 gain realized from the sale of 97,232 shares of the John Hancock Financial stock. Overall, the gains recorded by the Holding Company are not considered to be part of its recurring or core earnings.

     Fidelity Bankshares' effective tax rate ranged from a low of 38.3 percent in 1999 to a high of 42.5 percent in 1997. For the twelve months ended September 30, 1999, the Holding Company's effective tax rate equaled 38.4 percent. Going forward, the Holding Company's effective tax is expected to approximate 39.0 percent.


Interest Rate Risk Management
-----------------------------

     The Holding Company's balance sheet is liability-sensitive in the short-term (less than one year) and, thus, the net interest margin will typically be adversely affected during periods of rising and higher interest rates. As of September 30, 2000, an analysis of the Holding Company's interest rate risk as measured by the change in its Market Value of Portfolio Equity ("MVPE"), which is generally defined as the difference between the market value of the Holding Company's assets and the market value of the Holding Company's liabilities, indicated that a 200 basis point instantaneous and sustained increase in interest rates would result in a 26.9 percent decline in the Holding Company's MVPE (see Exhibit I-7).

     The Holding Company primarily manages interest rate risk from the asset side of the balance sheet, through emphasizing investment in short- and intermediate-term securities, emphasizing the origination of adjustable rate 1-4 family permanent mortgage loans, underwriting 1-4 family fixed rate loan originations to allow for their sale in the secondary market and emphasizing greater diversification into interest rate sensitive types of lending. As of December 31, 1999, of the total loans due after December 31, 2000, ARM loans comprised 28.4 percent of those loans (see Exhibit I-8). The Holding Company's entire investment portfolio is classified as available-for-sale, and, thus, could be readily sold if interest rate conditions warrant such action. On the liability side of the balance sheet, management of interest rate risk has been pursued through utilizing fixed rate FHLB advances with terms of more than three years, seeking

RP Financial, LC.
Page 1.16


to extend CD maturities in low interest rate environments through offering attractive rates on certain longer term CDs, and through emphasizing the build-up of less interest rate sensitive and lower costing transaction and savings accounts.

     The infusion of stock proceeds will serve to further limit the Holding Company's interest rate risk exposure, as most of the net proceeds will be redeployed into interest-earning assets and the increase to capital will lessen the proportion of interest rate sensitive liabilities funding assets.


Lending Activities and Strategy
-------------------------------

     Fidelity Bankshares' lending activities have traditionally emphasized 1-4 family permanent mortgage loans and one-to-four family permanent mortgage loans continue to comprise the largest concentration of the loan portfolio. Beyond 1-4 family loans, lending diversification by the Holding Company includes loans secured by commercial real estate and multi-family residential real estate, construction loans, land loans, consumer loans and commercial business loans.
Exhibit I-9 provides historical detail of Fidelity Bankshares' loan portfolio composition over the past five and three-quarter years and Exhibit I-10 provides the contractual maturity of the Holding Company's loan portfolio by loan type as of December 31, 1999.

     Fidelity Bankshares originates both fixed rate and adjustable rate 1-4 family permanent mortgage loans, generally retaining all loan originations for portfolio. Fixed rate loan originations are underwritten to secondary market standards that allow for the sale of such loans for purposes of managing interest rate risk. Loans with fixed rate terms exceeding 15 years are periodically sold by the Holding Company. Standard fixed rate loans offered by the Holding Company generally have terms of 15 or 30 years. ARM loans offered by the Holding Company include loans that reprice every year, as well as convertible loans that have an initial fixed rate of interest for three, five, seven or ten years and then convert to a one-year ARM loan for the balance of the mortgage term. After the initial adjustment period, the borrower has the option of converting to a fixed rate mortgage for the remaining term of the loan at the prevailing interest rate. ARM loans are currently indexed to the comparable term paid on U.S. Treasury securities,

RP Financial, LC.
Page 1.17


with the initial rate of interest dependent upon the length of the repricing term (i.e., a higher rate is charged for loans with an initial seven-year repricing term compared to loans with an initial three-year repricing term). Initial rates on ARM loans are typically discounted from the fully-indexed rate.

     Most of the 1-4 family mortgage loans originated by the Holding Company are secured by properties located in the primary market area. However, during 1995, the Holding Company began to originate 1-4 family mortgage loans outside of the primary market area through a network of brokers. The loans are secured by Florida properties and are subject to the Holding Company's customary underwriting standards. As of September 30, 2000, the Holding Company's 1-4 family permanent mortgage loan totaled $1.0 billion or 70.0 percent of total loans outstanding of which $388.4 million were secured by properties outside of the primary market area.

     Construction loans originated by the Holding Company consist substantially of loans to finance the construction of 1-4 family residences. The Holding Company's construction lending activities are typically for the construction of pre-sold homes. In addition, the Holding Company makes construction loans to builders for homes held for sale. Construction loans are generally structured to become permanent loans, and are originated under comparable terms as 1-4 family permanent mortgage loans with an allowance of up to one year for construction. Construction loans require payment of interest only during the construction period and advances are made as construction is completed. As of September 30, 2000, Fidelity Bankshares' outstanding balance of construction loans totaled $78.8 million or 5.4 percent of total loans outstanding.

     Land loans serve as a complement to the Holding Company's 1-4 family lending activities, as such loans are primarily secured by single-family lot loans or land that will be used for residential development. Terms of land loans offered by the Holding Company generally require a loan-to value ("LTV") ratio of 75.0 percent or less and are one-year ARMs with terms of up to 15 years. Initial interest rates may be below the fully-indexed rate. As of September 30, 2000, Fidelity Bankshares' outstanding balance of land loans totaled $14.1 million or 1.0 percent of total loans outstanding.

     The balance of the mortgage loan portfolio consists of commercial real estate and multi-

RP Financial, LC.
Page 1.18


family loans, which are substantially collateralized by properties in the Holding Company's primary market area. Commercial real estate and multi-family loans are originated up to a maximum LTV ratio of 80.0 percent and require a minimum debt-coverage ratio of 1.25 times. Loan terms typically provide for amortization periods of 15 to 25-years. In light of the higher credit risk associated with commercial real estate and multi-family loans, loan rates offered on those loans are at a premium to the Bank's 1-4 family loan rates. Originations of commercial real estate and multi-family loans currently consist mostly of ARM loans, although in the past the Holding Company has originated fixed rate commercial real estate and multi-family loans. ARM loans are indexed to the applicable U.S. Treasury note rate and are subject to a lifetime cap of 600 basis points. Initial loan rates may be discounted from the fully-indexed rate, based on market conditions.

     Properties securing the commercial real estate and multi-family loan portfolio consist primarily of office buildings, retail buildings, warehouses, and apartment buildings. At September 30, 2000, the commercial real estate loan portfolio had an average principal balance of $553,000 and the largest outstanding commercial real estate loan had a balance of $5.5 million. The Holding Company's largest commercial real estate loan is secured by property located in Palm Beach County, Florida and was performing in accordance with its terms at September 30, 2000. As of September 30, 2000, the Holding Company's commercial real estate and multi-family loan portfolio totaled $129.4 million or
8.9 percent of total loans outstanding.

     Diversification into non-mortgage lending consists of consumer loans, as well as commercial business loans. The consumer loan portfolio consists primarily of home equity lines and automobile loans. Other types of consumer loans held by the Holding Company include boat loans, loans secured by deposit accounts, home improvement loans and unsecured personal loans. Home equity lines of credit are floating rate loans tied to the Wall Street Journal Prime Rate and are limited to a maximum LTV ratio of 80.0 percent of the combined balance of the home equity line of credit and the first lien (up to 90.0 percent if the Bank has the first mortgage on the property). Auto loans consist of direct loans for both new and used cars. Auto loans are offered for terms of up to 60 months, with higher rates and shorter terms required for used cars. As of September 30, 2000, Fidelity Bankshares' outstanding balance of consumer loans totaled $78.8 million or 5.4 percent of total loans outstanding. Going forward, consumer lending is

RP Financial, LC.
Page 1.19


expected to be an area of lending growth for the Holding Company, which will be supported by the hiring of additional personnel with consumer lending expertise.

     The balance of the loan portfolio consists of commercial business loans, which totaled $133.5 million or 9.2 percent of total loans outstanding at September 30, 2000. Commercial business loans held by the Holding Company consist of secured loans tied to the Wall Street Journal Prime Rate which are extended to local businesses. The loans are offered with prevailing terms of five years, but may range up to 15 years. Commercial business loans offered by the Holding Company consist primarily of secured loans, while the portfolio also includes a minor amount of unsecured loans. The Holding Company's largest commercial business loan at September 30, 2000 totaled $6.0 million and was secured by residential property under development. The loan was performing in accordance with its terms at September 30, 2000. The average balance of commercial loans outstanding at September 30, 2000 equaled $216,000. Commercial business lending is a desired growth area for the Holding Company, in which Fidelity Bankshares will be targeting small- and mid-size companies in the local market area as the primary source of commercial loan growth. Growth of the commercial loan portfolio will be supported by the hiring of additional lenders with commercial business lending expertise and more aggressive marketing of loans and services to commercial enterprises.

     Exhibit I-11 provides a summary of the Holding Company's lending activities over the past three and three-quarter years. Total originations increased from $311.6 million during 1997 to $458.3 million during 1999. Originations during the nine months ended September 30, 2000 totaled $375.0 million, versus $344.0 million during the comparable year ago period. Originations of 1-4 family loans accounted for the Holding Company's most active lending area during each of the past three years and during the nine months ended September 30, 2000, with such originations peaking at $255.4 million during 1998. Growth of the 1-4 family loan portfolio has been partially slowed by the sale of 1-4 family loan originations, which also peaked during 1998 with total sales of $53.7 million. An increase in refinancing activity largely accounted for the peak levels of 1-4 family loan originations and sales recorded during 1998. Commercial business loan originations constituted the Holding Company's second most active area of lending during the past three and three-quarter years, with such originations increasing from $61.4 million during 1997 to $109.5 million during 1999. For the nine months ended

RP Financial, LC.
Page 1.20


September 30, 2000, the Holding Company originated $107.1 million of commercial business loans compared to $79.6 million of originations for the year ago period. Upward trends were also exhibited in the Holding Company's lending volumes for commercial real estate, multi-family and consumer loans during the past three and three-quarter years, with originations of consumer loans accounting for the highest lending volume among those loan types. Loan originations were supplemented with loan purchases over the past three and three-quarter years, with such purchases peaking at $45.2 million in 1998. For the nine months ended September 30, 2000, loans purchased by the Holding Company totaled $21.1 million. Positive net loan growth was recorded by the Holding Company during each of the past three years and the nine months ended September 30, 2000, ranging from a high of $216.5 million in 1997 to a low of $144.5 million in 1998. The lower net loan growth in 1998 reflects the impact of refinancing activity, which resulted in a higher volume of loan sales and increased repayments on the existing portfolio.


Asset Quality
-------------

     The Holding Company's 1-4 family lending emphasis has generally supported favorable credit quality measures. Over the past five and three-quarter years, Fidelity Bankshares' balance of non-performing assets, which consists of real estate owned, non-accruing-loans that are 90 days or more past due and non-accruing consumer and commercial business loans that are 60 days or more past due, ranged from a low of 0.27 percent of assets at September 30, 2000 to a high of 0.39 percent of assets at year end 1996. Non-performing 1-4 family loans accounted for the major portion of the Holding Company's delinquent loans over the past five and three-quarter years. As shown in Exhibit I-12, the Holding Company's balance of non-performing assets at September 30, 2000 consisted of $3.5 million of non-accruing 1-4 family loans and $1.6 million of non-accruing commercial business and consumer loans.

     The Holding Company reviews and classifies assets on a monthly basis and establishes loan loss provisions based on the overall quality, size and composition of the loan portfolio, as well other factors such as historical loss experience, industry trends and local real estate market and economic conditions. The Holding Company maintained valuation allowances of $4.5

RP Financial, LC.
Page 1.21


million at September 30, 2000, equal to 0.34 percent of net loans receivable and
117.6 percent of non-performing assets, net of specific reserves.


Funding Composition and Strategy
--------------------------------

     Deposits have consistently accounted for the Holding Company's primary source of funds and at September 30, 2000 deposits equaled 79.2 percent of Fidelity Bankshares' interest-bearing funding composition. Exhibit I-13 sets forth the Holding Company's deposit composition at September 30, 2000 and
Exhibit I-14 provides the interest rate and maturity composition of the CD portfolio at September 30, 2000. CDs represent the largest component of the Holding Company's deposit composition, with Fidelity Bankshares' current CD composition reflecting a higher concentration of short-term CDs (maturities of one year or less). As of September 30, 2000, the CD portfolio totaled $884.4 million or 62.6 percent of total deposits and 84.7 percent of the CDs were scheduled to mature in one year or less. As of September 30, 2000, jumbo CDs (CD accounts with balances of $100,000 or more) amounted to $204.6 million or 23.1 percent of total CDs. Fidelity Bankshares does not maintain any brokered CDs. Deposit rates offered by the Holding Company are generally in the middle-to-upper end of the range of rates offered by local competitors.

     Lower cost savings and transaction accounts comprise the balance of the Holding Company's deposit composition, with such deposits amounting to $528.0 million or 37.4 percent of total deposits at September 30, 2000. Over the past three and three-quarter years, the Holding Company's concentration of transaction and savings accounts comprising total deposits has increased, as transaction and savings account deposits equaled 30.4 percent of Fidelity Bankshares' total deposits at year end 1997. The increase in the concentration of core deposits comprising total deposits was realized through growth of both transaction and savings accounts, with the most notable growth realized in money market, NOW and demand deposit accounts.

     Borrowings serve as an alternative funding source for the Holding Company to support control of deposit costs and to facilitate leveraging of the balance sheet. The Holding Company's use of borrowings over the past five and three-quarter years peaked at $371.8 million at September 30, 2000. Most of the borrowings held by the Holding Company were obtained in


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RP Financial, LC.
Page 1.22


1997 and 1998 to facilitate leveraging of the balance sheet through funding investments in mortgage-backed securities with FHLB advances. As of September 30, 2000, borrowings held by Fidelity Bankshares consisted mostly of FHLB advances ($326.3 million), with the balance consisting of other short-term borrowings ($16.8 million) and subordinated debt ($28.8 million). Exhibit I-15 provides detail of the Holding Company's borrowings activities with respect to FHLB advances during the past three and three-quarter years.


Subsidiaries
------------

     Fidelity Federal maintains two active subsidiaries: Fidelity Realty and Services, Inc. ("FRAS") and Florida Consolidated Agency, Inc. FRAS is primarily engaged in providing appraisal services for the Bank and selling the Bank's real estate owned For the year ended December 31, 1999, FRAS had a net loss of $8,000 and a net loss of $48,000 for the nine months ended September 30, 2000.

     On July16, 1999 Fidelity Federal acquired Dunn and Noel, Inc., a full service insurance agency based in Juno Beach, Florida. Dunn and Noel was founded in 1947, originally as Burns & Company. Following the acquisition, the agency, a wholly-owned subsidiary of the Bank was renamed Florida Consolidated Agency, Inc., doing business as Fidelity Insurance. Fidelity Insurance operates as an independent agency and licensed agents make insurance products available through Fidelity Federal's branch offices. Licensed representatives also sell a variety of investment products. Fidelity Insurance had a net loss of $62,000 for the period from July 16, 1999 through December 31, 1999 and net income of $75,000 for the nine months ended September 30, 2000.

     In addition to the two subsidiaries, in December 1997, the Holding Company incorporated Fidelity Capital Trust I, a Delaware chartered statutory business trust. Fidelity Capital Trust I was formed for the purpose of issuing 8.375% Cumulative Trust Preferred Securities (the "Preferred Securities") which represent beneficial interests in Fidelity Capital Trust I. On January 21, 1998, Fidelity Capital Trust I completed the offer and sale of $28.75 million in Preferred Securities. In connection with the offer and sale of the Preferred Securities, the Holding Company issued an equivalent principal amount of 8.375% Junior Subordinated

RP Financial, LC.
Page 1.23


Deferrable Interest Debentures which were sold to Fidelity Capital Trust I for the equivalent of the net proceeds of $27.3 million from the sale of the Preferred Securities. The Junior Subordinated Deferrable Interest Debentures are scheduled to mature on January 31, 2028 and are reflected on the Holding Company's balance sheet as Subordinated Debt. The annual interest expense paid on the Subordinated Debt approximates $2.4 million.


Legal Proceedings
-----------------

     Fidelity Bankshares is involved in routine legal proceedings occurring in the ordinary course of business which, in the aggregate, are believed by management to be immaterial to the financial condition of the Holding Company.

RP Financial, LC.
Page 2.1


                                 II. MARKET AREA


Introduction
------------

     Fidelity Bankshares conducts operations through 34 full service branch offices and two loan production offices in Southeastern Florida. The Holding Company's offices serve Martin, Palm Beach and St. Lucie Counties, with Fidelity Bankshares' largest market presence being in Palm Beach County. In addition to its headquarters office, which includes a full service branch, the Holding Company maintains 28 other full service branches and a loan production office in Palm Beach County. The major portion of Fidelity Bankshares' activities are conducted within markets served by the retail branches and surrounding contiguous markets. Exhibit II-1 provides information on the Holding Company's office facilities.

     The primary market area includes a mixture of rural, suburban and urban markets, with Palm Beach County being the most populous and more urban of the markets served by Fidelity Bankshares' branches. The economy in the Holding Company's market area is based on a mixture of services, wholesale/retail trade, and state and local government and is significantly dependent upon foreign trade, tourism and its attraction as a retirement area. Southeastern Florida has experienced significant population growth in recent decades and has participated in the national economic expansion that has occurred over the past several years. Maintaining operations in a populous and growing market area serves as a benefit to the Holding Company in periods of economic growth, while at the same time fosters significant competition for the financial services that are provided by Fidelity Bankshares. The Holding Company's competitive environment includes a large number of thrifts, commercial banks, and other financial services companies, some of which have a regional or national presence. In recent years, the competitive environment has also been characterized by notable consolidation among financial institutions.

     Future business and growth opportunities will be partially influenced by economic and demographic characteristics of the markets served by the Holding Company, particularly the future growth and stability of the regional economy, demographic growth trends, and the nature and intensity of the competitive environment for financial institutions. These factors have been

RP Financial, LC.
Page 2.2


examined to help determine the growth potential that exists for the Holding Company and the relative economic health of the Holding Company's market area.


Market Area Demographics
------------------------

     Demographic growth in the Holding Company's market area has been measured by changes in population, number of households and median household income, with trends in those areas summarized by the data presented in Table 2.1. Palm Beach County is by far the largest of the primary market area counties, with a 2000 population of 1.1 million. Comparatively, Martin County's and St. Lucie's current populations equaled 120,000 and 184,000, respectively. The attractiveness of the primary market for retirees is highlighted by the age distribution measures, which reflects a relatively high concentration of senior citizens in all three of the primary market area counties. Population growth was experienced in all three of primary market area counties during the 1990s, with Martin County's annual population growth rate of 1.8 percent falling slightly below the 2.1 percent annual growth rate posted by both Palm Beach and St. Lucie Counties. Population growth rates for all three of counties exceeded the comparable Florida and U.S. growth rates, providing an indication of the strong growth that has been occurring in the Holding Company's primary market area. Population growth rates for all three of the primary market area counties are projected to slow over the next five years, which is consistent with the projected population growth rates for the nation and Florida as well.

     Growth in the number of households paralleled population growth, as Palm Beach and St. Lucie Counties posted slightly higher rates of household growth than Martin County. In general, the increased demand for housing resulting from the population growth and expanding economy has had a positive impact on real estate values in Fidelity Bankshares' primary market area. This has been favorable for the Holding Company in terms of limiting credit risk exposure and providing opportunities for loan growth.

     Median household income levels in the primary market area counties were above the comparable median for Florida and approximated the U.S. median. Per capita income measures were the highest in Palm Beach and Martin Counties, while St. Lucie County's per capita income was slightly below the comparable Florida and U.S. medians. Household income distribution

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Page 2.3


                             [@@ TABLE 2.1 OMITTED]

RP Financial, LC.
Page 2.4


measures further imply the relative affluence of the markets which comprise Palm Beach and Martin Counties, as both of those counties exhibited a relatively high percentage of households that maintained income levels of $100,000 or more. Household income for all three of the primary market area counties is projected to increase over next five years, although at a slower rate compared to the 1990s. Median household income growth is projected to remain the strongest in St. Lucie County, based on a projected growth rate of 4.9 percent. Based on these demographic trends, the markets served by the Holding Company are viewed as being conducive for supporting lending and deposit growth opportunities over the next five years.


National Economic Factors
-------------------------

     Trends in the national economy have generally been favorable over the past year, as the national economy has experienced strong growth with low inflation, despite significant job creation and low unemployment rates by historical standards. The federal government continues to operate with a budget surplus, and expectations are for a rising surplus in the next five years, which has reduced the demand for dollars in the capital markets. Unemployment in the U.S. declined to a 30-year low of 4.0 percent in January 2000, but inflation showed few signs of heating up as wage growth remained modest. Gains in worker productivity also served to contain inflationary pressures. While the unemployment rate edged up to 4.1 percent in February and March, the demand for labor remained strong. Most notably, the number of new jobs created in March was the largest monthly increase in over four years.

     The favorable economy spurred consumer spending and a heightened pace of economic activity overall during the first quarter of 2000. Demand for housing remained strong in the first quarter, indicating that the higher interest rate environment had yet to slow down the economy to any significant degree. Inflationary pressures became more notable at the beginning of the second quarter, as highlighted by a larger than expected 0.7 percent increase in the March consumer price index ("CPI"). Higher oil prices were noted as a factor in the sharp jump in the CPI. However, excluding the energy and food sectors, the core CPI rate for March increased 0.4 percent, which was the largest monthly increase in over five years. Unemployment dropping to a 30-year low of 3.9 percent in April, as well as evidence that labor shortages and strong consumer demand were beginning to translate into higher prices, further implied that inflationary pressures

RP Financial, LC.
Page 2.5


were gaining strength in the second quarter. Comparatively, the pace of the economy showed signs of slowing in late-May and early-June, as indicated by a decline in new home sales for April, an increase in the May unemployment rate and a decline in manufacturing activity for May and the preceding two months.

     Signs of the economy coasting to a soft landing continued to generally prevail during the third quarter. However, not all of the third quarter data pointed towards slower growth, as July 2000 retail sales were higher than expected and industrial output jumped in July on strong manufacturing-sector gains. In early-August 2000, the Federal Reserve's beige-book report found that seven of the central bank's 12 regional districts were showing signs of slower growth. A slight increase in the August unemployment rate to 4.1 percent, a decline in construction and manufacturing spending and a lower-than-expected increase in August retail sales provided further evidence of a cooling economy in the latter part of the third quarter. Third quarter GDP growth slowed to a
2.2 percent annualized rate, its slowest pace in more than four years. Third quarter data also hinted at growing inflationary pressures, as the result of moderating productivity gains and rising labor costs.

     Industrial output eased 0.1 percent in October 2000 and most sectors of the economy showed signs of cooling off at the beginning of the fourth quarter, as evidenced by data reflecting weakness in retail sales, manufacturing and construction activity. However, the October unemployment rate remained at a 30-year low of 3.9 percent, even though there was a slow down in the number of new jobs created during the month. A 3.6 percent increase in consumer prices through October suggested that inflation pressures were increasing, which was largely attributable to higher energy prices and labor costs. Signs of a slowing economy become more evident in November, as the November unemployment rate edged up to 4.0 percent, retail sales fell 0.4 percent and personal spending also slowed slightly in November. Inflation remained tame in November, as indicated by a slight decline in the producer price index.

     Interest rate trends have been varied over the past year. After adopting a neutral bias towards future rate increases at the end of the fourth quarter of 1999, strong economic growth for the fourth quarter of 1999 and surging oil prices prompted the Federal Reserve to increase rates by 0.25 percent in early-February and mid-March 2000. In mid-May, the Federal Reserve

RP Financial, LC.
Page 2.6


intensified its efforts to slow the economy with a 0.5 percent rate increase and warned of further increases until the economy showed signs of slowing down. Signs of slower economic growth and volatility in the stock market provided for a slight decline in interest rates in late-May and early-June, as expectations increased that the series of rate hikes implemented by the Federal Reserve were nearing an end. Notwithstanding the general upward trend in interest rates that prevailed during the first six months of 2000, long term rates declined from peak levels reached in late-January 2000. The decline in longer term rates, which resulted in an inverted yield curve, was triggered by the Treasury Department's announced plan to buy back as much in $30 billion in outstanding debt, with the intent to target longer term securities.

     Interest rates generally edged lower in the third quarter of 2000, reflecting the impact of slower economic growth and tame inflation data. The Federal Reserve's decision to hold interest rates steady in late-August further contributed to the downward trend in interest rates, with recent data indicating a slower pace of economic growth serving as the basis for their decision. In mid-September, yields of 10-year Treasury notes fell below those of 30-year bonds, which provided for a normal yield curve in the 10- to 30-year range for the first time since mid-January. Widespread signs of a mild economic slow down provided for a relatively stable interest rate environment through the end of October. Interest rates eased lower during the first half of November on signs of slower economic growth. The Federal Reserve held interest rates steady for the sixth straight month at its mid-November meeting, although warned that inflation remained a threat due to the tight job market and rising energy prices. Volatility in the stock market and uncertainty over the outcome of the Presidential election provided for further gains in bond prices through the end of November. The downward trend in interest rates continued to prevail through most of December on increasing signs of a cooling economy and growing expectations that the Federal Reserve would reverse its anti-inflation stance. At its December policy meeting the Federal Reserve left short-term rates unchanged and warned that a recession was considered as the greatest risk to the U.S. economy. As of December 22, 2000, one- and ten-year U.S. government bonds were yielding 5.27 percent and 5.01 percent, respectively, versus comparable year ago rates of 5.97 percent and 6.39 percent. Exhibit II-2 provides historical interest rate trends from 1991 through December 22, 2000.

RP Financial, LC.
Page 2.7


Local Economy
-------------

     The Holding Company's primary market area has a fairly diversified local economy, with employment in services, wholesale/retail trade and government serving as the basis of the local economy. Service jobs represent the largest employer in all three of the primary market counties, with jobs in wholesale/retail trade accounting for the second largest employment sector. Government also represents a notable source of employment in each of the primary market counties, particularly in Palm Beach County. Demographic growth has facilitated job growth in most sectors of the local economy, with employment in services, wholesale/retail trade, financial services and construction all increasing during recent years. Major employers in the primary market area include Motorola, Intra Coastal Health Services, Florida Power and Light, Bell South and the Palm Beach County School Board. One of Palm Beach County's largest employers, Pratt & Whitney, closed most of its Florida operations in September 2000. The employees were offered transfers to Pratt & Whitney's Connecticut operations, early retirement or were terminated. Of the estimated four thousand employees affected by the closing, approximately two-thirds lived in Palm Beach County and one-third lived in Martin County. At this time, management is unable to estimate the effects of the closure on the Holding Company's operations. However, to date, the closure has had no noticeable impact on the Holding Company's operations.

     Comparative unemployment rates for the primary market area counties, as well as for the U.S. and Florida, are shown in Table 2.2. Unemployment rates in the primary market area counties exceeded the national and Florida averages, particularly in St. Lucie County. The relatively high unemployment rate in St. Lucie County reflects the more rural nature of that market area. Comparatively, unemployment rates in Martin and Palm Beach Counties were only slightly above the comparable Florida and U.S. unemployment rates. Similar to the U.S. and Florida, the most recent unemployment rates for the primary market area counties were slightly lower from the comparable year ago rates.

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Page 2.8


                                    Table 2.2
                            Fidelity Bankshares, Inc.
                             Unemployment Trends(1)

                                      Sept. 1999                Sept. 2000
     Region                          Unemployment              Unemployment
     ------                          ------------              ------------
     United States                        4.1%                      3.8%
     Florida                              4.0                       3.9
     Martin County                        5.1                       4.8
     Palm Beach County                    5.8                       5.5
     St. Lucie County                    12.3                      11.4

     (1)  Unemployment rates have not been seasonally adjusted.

     Source: U.S. Bureau of Labor Statistics.


Market Area Deposit Characteristics and Competition
---------------------------------------------------

     Competition among financial institutions in the Holding Company's market area is significant, and, as larger institutions compete for market share to achieve economies of scale, the market environment for the Holding Company's products and services is expected to become increasingly competitive in the future. Among the Holding Company's competitors are much larger and more diversified institutions, which have greater resources than maintained by Fidelity Bankshares. Financial institution competitors in the Holding Company's primary market area include other locally-based thrifts and banks, as well as regional and super regional banks. From a competitive standpoint, Fidelity Bankshares has sought to emphasize its community-orientation in the markets served by its branches. Furthermore, as a local community bank, Fidelity Bankshares has realized deposit growth opportunities that have resulted from the consolidation of local financial institutions into banks that are not locally-based.

     The Holding Company's retail deposit base is closely tied to the economic fortunes of Southeastern Florida and, in particular, the areas of the region that are nearby to one of Fidelity Bankshares' 34 branches. Table 2.3 displays deposit market trends from June 30, 1997 through June 30, 1999 for the branches that were maintained by the Holding Company during that period. Since June 30, 1999, the Holding Company has established seven additional branches.

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Page 2.9


                             [@@ TABLE 2.3 OMITTED]

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Page 2.10


Additional data is also presented for the State of Florida. The data indicates that deposit growth in the Holding Company's primary market area was positive in Martin and Palm Beach Counties, while St. Lucie County experienced a decline in commercial bank and thrift deposits. Consistent with the State of Florida, commercial banks maintained a larger market share of deposits than savings institutions in all three of the primary market area counties. Commercial banks also gained deposit market share in each of the counties, particularly in Palm Beach County. The decline in thrift deposits was in part due to acquisitions of thrifts by commercial banks.

     Fidelity Bankshares' deposits are concentrated in Palm Beach County, where the Holding Company is headquartered and currently maintains 29 of its 34 branch offices. The Holding Company's $1.1 billion of deposits at the Palm Beach County branches represented a 5.2 percent market share of thrift and bank deposits at June 30, 1999. As of June 30, 1999, the Holding Company's largest market share of deposits was in Martin County, based on a 7.5 percent market share of total bank and thrift deposits. Fidelity Bankshares gained deposit market share in each of the primary market area counties from 1997 to 1999, which was supported by expanding the branch network in each of those markets

     Future deposit growth should be enhanced by the establishment of additional branches into markets that complement the Holding Company's existing branch network. In the near term, the Holding Company plans to open three more branches by the end of the first quarter of 2001. The Holding Company's long term strategic plan is to open three new branches a year over the next five years. The expansion of the branch network may include both stand alone branches, as well as supermarket branches. Fidelity Bankshares should also continue to benefit from its favorable image as a locally-owned and community-oriented institution, as the trend of consolidation among financial institutions is expected to provide the Holding Company with additional opportunities to acquire customers and key personnel that become available as the result of community banks being acquired, and, most notably, as the result of large bank combinations.

RP Financial, LC.
Page 3.1


                            III. PEER GROUP ANALYSIS

     This chapter presents an analysis of Fidelity Bankshares' operations versus a group of comparable savings institutions (the "Peer Group") selected from the universe of all publicly-traded savings institutions in a manner consistent with the regulatory valuation guidelines. The basis of the pro forma market valuation of Fidelity Bankshares is derived from the pricing ratios of the Peer Group institutions, incorporating valuation adjustments for key differences in relation to the Peer Group. Since no Peer Group can be exactly comparable to Fidelity Bankshares, key areas examined for differences are: financial condition; profitability, growth and viability of earnings; asset growth; primary market area; dividends; liquidity of the shares; marketing of the issue; management; and effect of government regulations and regulatory reform.


Peer Group Selection
--------------------

     The Peer Group selection process is governed by the general parameters set forth in the regulatory valuation guidelines. Accordingly, the Peer Group is comprised of only those publicly-traded savings institutions whose common stock is either listed on a national exchange (NYSE or AMEX), or is NASDAQ listed, since their stock trading activity is regularly reported and generally more frequent than non-publicly traded and closely-held institutions. Non-listed institutions are inappropriate since the trading activity for thinly-traded or closely-held stocks is typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value. We have also excluded from the Peer Group those companies under acquisition or subject to rumored acquisition, mutual holding companies and recent conversions, since their pricing ratios are subject to unusual distortion and/or have limited trading history. A recent listing of the universe of all publicly-traded savings institutions is included as Exhibit III-1.

     Ideally, the Peer Group, which must have at least 10 members to comply with the regulatory valuation guidelines, should be comprised of locally or regionally-based institutions with comparable resources, strategies and financial characteristics. There are approximately 306 publicly-traded institutions nationally and, thus, it is typically the case that the Peer Group will be comprised of institutions with relatively comparable characteristics. To the extent that

RP Financial, LC.
Page 3.2


differences exist between the converting institution and the Peer Group, valuation adjustments will be applied to account for the differences. Since Fidelity Bankshares will be a full public company upon completion of the offering, we considered only full public companies to be viable candidates for inclusion in the Peer Group. From the universe of publicly-traded thrifts, we selected ten institutions with characteristics similar to those of Fidelity Bankshares. In the selection process, we applied two "screens" to the universe of all public companies:

     o Screen #1. Florida institutions with assets between $750 million and $3.5 billion, and core return on equity ratios between 5.0 percent and
          15.0 percent. Two companies met the criteria for Screen #1 and both were included in the Peer Group: Community Savings Bancshares and Harbor Florida Bancshares. Exhibit III-2 provides financial and public market pricing characteristics of all publicly-traded thrifts in Florida.

     o Screen #2. Southeast and Midwest institutions with assets between $750 million and $3.5 billion, and core return on equity ratios between 5.0 percent and 15.0 percent. Ten companies met the criteria for Screen #2 and eight were included in the Peer Group: CFS Bancorp, Inc. of Indiana, Camco Financial Corp. of Ohio, Eagle Bancshares of Georgia, First Indiana Corp. of Indiana, Home Federal Bancorp of Indiana, NASB Financial, Inc. of Missouri, St. Francis Capital Corp. of Wisconsin, and Superior Financial Corp. of Arkansas. The two companies excluded from the Peer Group were Alliance Bancorp of Illinois and Anchor Bancorp of Wisconsin. Both companies were excluded on the basis of emphasizing a mortgage banking strategy, which was not consistent with Fidelity Bankshares' implementation of a traditional thrift strategy.
          Exhibit III-3 provides financial and public market pricing characteristics of the Southeast and Midwest Peer Group candidates.


     Table 3.1 shows the general characteristics of each of the ten Peer Group companies and Exhibit III-4 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies. While there are expectedly some differences between the Peer Group companies and Fidelity Bankshares, we believe that the Peer Group companies, on average, provide a good basis for valuation subject to valuation adjustments. The following sections present a comparison of Fidelity Bankshares' financial condition, income and expense trends, loan composition, interest rate and credit risk versus the Peer Group as of the most recent publicly available date.


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Page 3.3


                             [@@ TABLE 3.1 OMITTED]

RP Financial, LC.
Page 3.4


     A summary description of the key characteristics of each of the Peer Group companies is detailed below.

o CFS Bancorp, Inc. of Munster IN. Selected due to traditional thrift operating strategy, comparable asset size, comparable return on average assets, and favorable credit quality measures.

o Camco Financial Corp. of OH. Selected due to traditional thrift operating strategy, comparable return on average assets, similar earnings contribution from sources of non-interest operating income, similar emphasis on 1-4 family lending, comparable degree of lending diversification into higher risk types of lending, and favorable credit quality measures.

o Community Savings Bancshares of FL. Selected due to traditional thrift operating strategy, Florida market area, similar interest-earning asset composition, similar funding composition, comparable return on average assets, similar earnings contribution from sources of non-interest operating income, similar emphasis on 1-4 family lending, and favorable credit quality measures.

o Eagle Bancshares of Tucker GA. Selected due to traditional thrift operating strategy, similar interest-earning asset composition, similar capital position, comparable return on average assets, and similar earnings contribution from sources of non-interest operating income.

o First Indiana Corp. of IN. Selected due to traditional thrift operating strategy, comparable asset size, similar emphasis on 1-4 family lending, and comparable degree of lending diversification into higher risk types of lending.

o Harbor Florida Bancshares of FL. Selected due to traditional thrift operating strategy, Florida market area, comparable asset size, similar funding composition, similar earnings contribution from sources of non-interest operating income, similar emphasis on 1-4 family lending, comparable degree of lending diversification into higher risk types of lending, similar lending diversification into commercial real estate and commercial business loans, and favorable credit quality measures.

o Home Federal Bancorp of Seymour IN. Selected due to traditional thrift operating strategy, similar funding composition, and favorable credit quality measures.

o NASB Financial, Inc. of Grandview MO. Selected due to traditional thrift operating strategy, and comparable level of operating expenses.

o St. Francis Capital Corp. of WI. Selected due to traditional thrift operating strategy, similar capital position, similar earnings contribution from sources of non-interest operating income, and favorable credit quality measures.

o Superior Financial Corp. of AR. Selected due to traditional thrift operating strategy, comparable asset size, comparable interest-earning asset composition, comparable return on average assets, comparable net interest margin, and favorable credit quality measures.

RP Financial, LC.
Page 3.5


     In aggregate, the Peer Group companies maintain a lower level of capital than the industry average (8.87 percent of assets versus 10.67 percent for all public companies), generate slightly higher earnings as a percent of average assets (0.91 percent core ROAA versus 0.78 percent for all public companies), and generate a higher ROE (10.32 percent core ROE versus 8.07 percent for all public companies). Overall, the Peer Group's average P/B ratio and average core P/E multiple were slightly above and below the respective averages for all publicly-traded thrifts.

                                                   All
                                             Publicly-Traded     Peer Group
                                             ---------------     ----------
     Financial Characteristics (Averages)
     ------------------------------------
     Assets ($Mil)                                $1,842           $1,465
     Market capitalization ($Mil)                   $213             $146
     Equity/assets (%)                            10.67%            8.87%
     Core return on assets (%)                     0.78%            0.91%
     Core return on equity (%)                     8.07%           10.32%

     Pricing Ratios (Averages)(1)
     -------------------------
     Core price/earnings (x)(2)                   13.25x           11.27x
     Price/book (%)                               99.47%          107.39%
     Price/assets (%)                             10.32%            9.96%

     (1)  Based on market prices as of December 22, 2000.


     Ideally, the Peer Group companies would be comparable to Fidelity Bankshares in terms of all of the selection criteria, but the universe of publicly-traded thrifts does not provide for an appropriate number of such companies. However, in general, the companies selected for the Peer Group were fairly comparable to Fidelity Bankshares, as will be highlighted in the following comparative analysis.


Financial Condition
-------------------

     Table 3.2 shows comparative balance sheet measures for Fidelity Bankshares and the Peer Group, reflecting the expected similarities and some differences given the selection procedures outlined above. The Holding Company's and the Peer Group's ratios reflect balances as of September 30, 2000, unless indicated otherwise for the Peer Group companies. Fidelity


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RP Financial, LC.
Page 3.6


                             [@@ TABLE 3.2 OMITTED]

RP Financial, LC.
Page 3.7


Bankshares' equity-to-assets ratio of 4.6 percent was below the Peer Group's average net worth ratio of 8.9 percent. The Holding Company's pro forma capital position will increase with the addition of stock proceeds, but will remain less than the Peer Group's ratio. Intangibles were a larger factor on the Peer Group's balance sheet, as the Holding Company and the Peer Group posted tangible equity-to-assets ratios of 4.4 percent and 8.3 percent, respectively. The Peer Group's higher capital position is considered to be favorable from a risk perspective and in terms of future earnings potential that could be realized through leverage and lower funding costs. Both the Holding Company's and the Peer Group's capital ratios reflected surpluses with respect to the regulatory capital requirements, with the Peer Group's reflecting greater surpluses than maintained by the Holding Company.

     The interest-earning asset compositions for the Holding Company and the Peer Group were somewhat similar, with loans constituting the bulk of interest-earning assets for Fidelity Bankshares and the Peer Group. Fidelity Bankshares maintained a lower concentration of loans as a percent of assets than the Peer Group (69.7 percent versus 73.8 percent for the Peer Group), while the Holding Company's cash and investments-to-assets ratio was higher than the comparable ratio for the Peer Group (25.5 percent versus 21.4 percent for the Peer Group). Overall, Fidelity Bankshares' and the Peer Group's interest-earning assets both amounted to 95.2 percent of assets.

     Fidelity Bankshares' funding liabilities reflected some differences relative to that of the Peer Group's funding composition. The Holding Company's deposits equaled 74.1 percent of assets, which was above the Peer Group average of 63.9 percent. Borrowings, inclusive of subordinated debt, accounted for a lower portion of the Holding Company's interest-bearing funding composition, as reflected by borrowings-to-assets ratios of 19.5 percent and 25.4 percent for Fidelity Bankshares and the Peer Group, respectively. The Peer Group's higher capital position implies that the Peer Group has greater capacity to leverage through borrowings than the Holding Company, both currently and on a pro forma basis. Total interest-bearing liabilities maintained as a percent of assets equaled 93.6 percent and 89.3 percent for Fidelity Bankshares and the Peer Group, respectively, with the Peer Group's lower ratio being supported by maintenance of a higher capital position.

RP Financial, LC.
Page 3.8


     A key measure of balance sheet strength for a thrift institution is its interest-earning assets to interest-bearing liabilities ("IEA/IBL") ratio. Presently, the Peer Group's IEA/IBL ratio is stronger than the Holding Company's ratio, based on respective ratios of 106.7 percent and 101.7 percent. The additional capital realized from stock proceeds should serve to provide Fidelity Bankshares with an IEA/IBL ratio that is more comparable to the Peer Group's ratio.

     The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items. Fidelity Bankshares' and the Peer Group's growth rates are based on annual growth for the twelve months ended September 30, 2000. Asset growth rates of positive 9.9 percent and positive 12.6 percent were posted by the Holding Company and the Peer Group, respectively. The Peer Group's stronger growth was in part supported by acquisition related growth, which, in part, contributed to Camco Financial's asset growth rate of 32.2 percent. Fidelity Bankshares' asset growth was realized through growth in loans, as the cash and investments balance declined slightly. Similarly, growth in loans accounted for most of the Peer Group's asset growth, which was supplemented with a slightly positive growth rate in cash and investments. Overall, the Holding Company's and the Peer Group's asset growth measures were considered to be fairly comparable with respect to supporting greater earnings growth.

     Deposit growth funded most of the Holding Company's asset growth, while Fidelity Bankshares' utilization of borrowings increased only modestly during the twelve month period. Asset growth for the Peer Group was funded by a combination of deposits and borrowings as well. Deposit growth of 10.5 percent posted by the Holding Company slightly exceeded the Peer Group's deposit growth rate of 10.0 percent. As noted above, the Peer Group's deposit growth was in part supported by acquisition related growth. Comparatively, the Holding Company's deposit growth was achieved only through internal growth, with such growth supported by expansion of the branch network. The 29.4 percent borrowings growth rate shown for the Peer Group average exceeded the Holding Company's comparable growth rate of 8.5 percent.

     Capital growth rates posted by the Holding Company and the Peer Group equaled positive 6.9 percent and positive 3.0 percent, respectively. The Peer
Group's lower capital growth rate was attributable to its higher level of capital, dividend payments and stock repurchases, which more than offset the higher return on average assets posted by the Peer

RP Financial, LC.
Page 3.9


Group. Following the increase in capital realized from conversion proceeds, the Holding Company's capital growth rate will be depressed by its higher pro forma capital position, as well as by dividend payments on 100 percent of the shares outstanding and possible stock repurchases.


Income and Expense Components
-----------------------------

     Fidelity Bankshares and the Peer Group reported net income to average assets ratios of 0.62 percent and 0.95 percent, respectively (see Table 3.3), based on earnings for the twelve months ended September 30, 2000, unless indicated otherwise for the Peer Group companies. A higher net interest margin, a higher level of non-interest operating income and a lower level of operating expenses accounted for the Peer Group's higher profitability, which was partially offset by the Holding Company's lower loss provisions and higher net gains.

     The Peer Group's stronger net interest margin resulted from both a higher interest income ratio and a lower interest expense ratio. The Peer Group's higher interest income ratio was realized through maintaining a higher yield earned on interest-earning assets, which was supported by its higher ratio of loans comprising interest-earning assets and by its greater degree of lending diversification into higher yielding types of lending. The Peer Group's lower interest expense ratio was supported by maintaining a lower ratio of interest-bearing liabilities as a percent of assets, as the cost of funds maintained by the Holding Company and the Peer Group were approximately the same. Overall, Fidelity Bankshares and the Peer Group reported net interest income to average assets ratios of 2.51 percent and 3.11 percent, respectively.

     In another key area of core earnings, the Holding Company maintained a slightly higher level of operating expenses than the Peer Group. For the period covered in Table 3.3, the Holding Company and the Peer Group recorded operating expense to average assets ratios of 2.37 percent and 2.33 percent, respectively. Fidelity Bankshares' higher operating expense ratio can in part be explained by its maintenance of a slightly higher number of employees for its asset size, as compared to the Peer Group companies on average. Assets per full time equivalent employee equaled $3.4 million for the Holding Company, versus a comparable measure of $3.7 million for the Peer Group. The Holding Company's higher staffing requirements can in part be

RP Financial, LC.
Page 3.10


                             [@@ TABLE 3.3 OMITTED]

RP Financial, LC.
Page 3.11


attributed to recent growth of the branch network, in which the staffing levels of the recently opened branches have not been fully leveraged. Additionally, higher staffing costs would tend to be associated with the Holding Company's interest-bearing funding composition in comparison to the Peer Group's funding composition, given the higher cost of servicing deposits relative to borrowings. Going forward, the expected implementation of strategies to increase lending diversification and further expand the branch network will initially place further upward pressure on the Holding Company's future operating expenses.

     When viewed together, net interest income and operating expenses provide considerable insight into a thrift's earnings strength, since those sources of income and expenses are typically the most prominent components of earnings and are generally more predictable than losses and gains realized from the sale of assets or other non-recurring activities. In this regard, as measured by their expense coverage ratios (net interest income divided by operating expenses), the Holding Company's earnings strength was less favorable than the Peer Group's. Expense coverage ratios posted by Fidelity Bankshares and the Peer Group equaled 1.06x and 1.33x, respectively. An expense coverage ratio of greater than 1.0x indicates that an institution is able to sustain pre-tax profitability without having to rely on non-interest sources of income.

     Sources of non-interest operating income provided a larger contribution to the Peer Group's earnings, with such income amounting to 0.78 percent and 0.47 percent of the Peer Group's and Fidelity Bankshares' average assets, respectively. The Peer Group's non-interest operating income-to-average assets ratios also compared favorably to the 0.51 percent ratio posted by all publicly-trade thrifts. Taking non-interest operating income into account in comparing the Holding Company's and the Peer Group's earnings, Fidelity Bankshares' efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of non-interest operating income and net interest income) of 79.2 percent was less favorable than the Peer Group's efficiency ratio of 59.4 percent.

     Loan loss provisions had a slightly larger impact on the Peer Group's earnings, amounting to 0.14 percent and 0.06 percent of the Peer Group's and Fidelity Bankshares' average assets, respectively. Loss provisions established by the Holding Company and the Peer Group were indicative of their favorable credit quality measures, with the slightly higher level of

RP Financial, LC.
Page 3.12


loss provisions established by the Peer Group reflective of its higher concentration of loans comprising interest-earning assets and greater degree of lending diversification into higher risk types of lending.

     Net gains made a larger contribution to the Holding Company's earnings, with such gains amounting to 0.46 percent and 0.06 percent of average assets for Fidelity Bankshares and the Peer Group, respectively. Given the less predictable and more non-recurring nature of gains and losses resulting from the sale of loans and investments, as well as other assets, the net gains reflected in the Holding Company's and the Peer Group's earnings will be discounted in evaluating the relative strengths and weaknesses of their respective earnings. Extraordinary items were not a factor in either the Holding Company's or the Peer Group's earnings.

     The Holding Company's and the Peer Group's pre-tax earnings were similarly impacted by taxes, as Fidelity Bankshares and the Peer Group posted effective tax rates of 38.36 percent and 36.49 percent, respectively.


Loan Composition
----------------

     Table  3.4  presents  data  related  to the loan  composition  of  Fidelity
Bankshares and the Peer Group. In comparison to the Peer Group, the Holding Company's loan portfolio composition reflected a higher concentration in the aggregate of 1-4 family residential mortgage loans and mortgage-backed securities (69.1 percent versus 55.9 percent for the Peer Group). Higher concentrations of both mortgage-backed securities and 1-4 family loans accounted for the Holding Company's higher ratio. Loans serviced for others equaled 3.5 percent and 26.8 percent of the Holding Company's and the Peer Group's assets, respectively, thereby representing a potentially greater source of non-interest income for the Peer Group. Loan servicing intangibles were also a more significant factor for the Peer Group, as servicing assets equaled 0.02 percent and 0.25 percent of the Holding Company's and the Peer Group's assets, respectively.

     Diversification into higher risk types of lending was more significant for the Peer Group companies on average. Commercial real estate/multi-family loans represented the most significant area of diversification for the Peer Group (9.8 percent of assets), followed by

RP Financial, LC.
Page 3.13


                             [@@ TABLE 3.4 OMITTED]

RP Financial, LC.
Page 3.14


construction and land loans (9.6 percent of assets). The Holding Company's lending diversification consisted primarily of commercial business loans and commercial real estate/multi-family loans, with those portfolios equaling 7.0 percent and 6.8 percent of assets, respectively. Both commercial business loans and consumer loans were slightly larger areas of lending diversification for the Holding Company. The Holding Company's lower concentration of loans, as well as more limited diversification into higher risk types of lending, translated into a slightly lower risk weighted assets-to-assets ratio than maintained by the Peer Group (57.7 percent versus 62.5 percent for the Peer Group).


Interest Rate Risk
------------------

     Table 3.5 reflects various key ratios highlighting the relative interest rate risk exposure of the Holding Company versus the Peer Group companies. In terms of balance sheet composition, Fidelity Bankshares' interest rate risk characteristics were considered to be less favorable than the Peer Group's. Most notably, Fidelity Bankshares' lower tangible capital position and lower IEA/IBL ratio indicate a greater dependence on the yield-cost spread to sustain the net interest margin. The level of non-interest earning assets maintained on the balance sheet were a comparable interest rate risk factor for the Holding Company and the Peer Group. On a pro forma basis, the infusion of stock proceeds should serve to narrow the gap between the Holding Company's and the Peer Group's ratios, although the Peer Group's current ratios will remain more favorable than the Holding Company's pro forma ratios.

     To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for Fidelity Bankshares and the Peer Group. In general, the relative fluctuations in both the Holding Company's and the Peer Group's net interest income to average assets ratios were considered to be fairly limited and, thus, based on the interest rate environment that prevailed during the period covered in Table 3.5, neither Fidelity Bankshares or the Peer Group were viewed as having significant interest rate risk exposure in their respective net interest margins. The stability of the Holding Company's net interest margin should be enhanced by the infusion of stock proceeds, as interest rate sensitive liabilities will be funding a lower portion of Fidelity Bankshares' assets.

RP Financial, LC.
Page 3.15


                             [@@ TABLE 3.5 OMITTED]

RP Financial, LC.
Page 3.16


Credit Risk
-----------

     The Holding Company's credit risk exposure appears to be somewhat lower than the Peer Group's, on average, based on the Holding Company's lower ratios of non-performing loans and non-performing assets. As shown in Table 3.6, the Holding Company's non-performing loans/loans and non-performing assets/assets ratios of 0.38 percent and 0.27 percent, respectively, were below the comparable Peer Group ratios of 0.83 and 0.71 percent. However, comparatively, loss reserve ratios were stronger for the Peer Group, as the Peer Group maintained a higher level of loss reserves as a percent of non-performing assets and accruing loans that are more than 90 days past due (132.3 percent versus 87.9 percent for the Holding Company) and as a percent of loans (0.90 percent versus 0.34 percent for the Holding Company). Net loan charge-offs were also a slightly larger factor for Peer Group (0.07 percent of loans versus 0.01 percent for the Holding Company). Overall, both the Holding Company's and the Peer Group's credit quality measures were considered to be representative of fairly limited credit risk exposure.


Summary
-------

     Based on the above analysis and the criteria employed in the selection of the companies for the Peer Group, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of Fidelity Bankshares. Such general characteristics as asset size, capital position, interest-earning asset composition, funding composition, core earnings measures, loan composition, credit quality and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint. Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

RP Financial, LC.
Page 3.17


                             [@@ TABLE 3.6 OMITTED]

RP Financial, LC.
Page 4.1


                             IV. VALUATION ANALYSIS


Introduction
------------

     This chapter presents the valuation analysis and methodology used to determine Fidelity Bankshares' estimated pro forma market value of the common stock to be issued in conjunction with the conversion transaction. The valuation incorporates the appraisal methodology promulgated by the OTS, particularly regarding selection of the Peer Group, fundamental analysis on both the Holding Company and the Peer Group, and determination of the Holding Company's pro forma market value utilizing the market value approach.

Appraisal Guidelines
--------------------

     The OTS written appraisal guidelines, originally released in October 1983 and updated in late-1994, specify the market value methodology for estimating the pro forma market value of an institution pursuant to a mutual-to-stock conversion. The valuation methodology provides for: (1) the selection of a peer group of comparable publicly-traded institutions, excluding from consideration institutions which have recently converted, subject to acquisition or in MHC form; (2) a financial and operational comparison of the subject company to the selected peer group, identifying key differences and similarities; and (3) a valuation analysis in which the pro forma market value of the subject company is determined based on the market pricing of the peer group as of the date of valuation, incorporating valuation adjustments for key differences. In addition, the pricing characteristics of recent conversions, both at conversion and in the aftermarket, must be considered.


RP Financial Approach to the Valuation
--------------------------------------

     The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes "fundamental analysis" techniques. Additionally, the valuation incorporates a "technical analysis" of recently completed stock conversions, including closing pricing and aftermarket trading of such offerings. It should be noted that such analyses cannot

RP Financial, LC.
Page 4.2


possibly fully account for all the market forces which impact trading activity and pricing characteristics of a stock on a given day.

     The pro forma market value determined herein is a preliminary value for the Holding Company's to-be-issued stock. Throughout the conversion process, RP Financial will: (1) review changes in the Holding Company's operations and financial condition; (2) monitor the Holding Company's operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks; and (4) monitor pending conversion offerings (including those in the offering phase) both regionally and nationally. If material changes should occur prior to closing the offering, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

     The appraised value determined herein is based on the current market and operating environment for the Holding Company and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including Fidelity Bankshares' value, or Fidelity Bankshares' value alone. To the extent a change in factors impacting the Holding Company's value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into its analysis.


Valuation Analysis
------------------

     A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Holding Company and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Holding Company relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of

RP Financial, LC.
Page 4.3


earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of Fidelity Bankshares coming to market at this time.


1.   Financial Condition
     -------------------

     The financial condition of an institution is an important determinant in pro forma market value, because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Holding Company's and the Peer Group's financial strength are noted as follows:

     o Overall A/L Composition. Loans funded by retail deposits were the primary components of both Fidelity Bankshares' and the Peer Group's balance sheets. The Peer Group's interest-earning asset composition exhibited a slightly higher concentration of loans and a greater degree of diversification into higher risk and higher yielding types of loans. The Holding Company's lower concentration of loans and less significant lending diversification translated into a lower risk weighted assets-to-assets ratio than maintained by the Peer Group. Fidelity Bankshares' funding composition reflected a higher level of deposits and a lower level of borrowings than the comparable Peer Group ratios. Overall, as a percent of assets, the Holding Company maintained a comparable level of interest-earning assets and a higher level of interest-bearing liabilities, which resulted in a higher IEA/IBL ratio for the Peer Group. The infusion of stock proceeds should serve to increase the Holding Company's IEA/IBL ratio, although the Peer Group's current IEA/IBL ratio should continue to exceed the Holding Company's pro form ratio. For valuation purposes, RP Financial concluded that no adjustment was warranted for the Holding Company's overall asset/liability composition.

     o Credit Quality. Both the Holding Company's and the Peer Group's credit quality measures were indicative of fairly limited credit risk exposure. However, in general, the Holding Company's credit quality measures were considered to be more favorable than the Peer Group's. The Holding Company maintained a lower non-performing assets-to-assets ratio and a lower non-performing loans-to-loan ratio than the comparable Peer Group ratios. The Holding Company's risk weighted assets-to-assets ratio was also slightly lower than the Peer Group's ratio. Somewhat offsetting the Holding Company's more favorable credit quality measures were the higher loss reserves maintained by the Peer Group, as a percent of non-performing assets, non-performing loans and net loans receivable.

RP Financial, LC.
Page 4.4


          Overall, in comparison to the Peer Group, the Holding Company's measures tended to imply a more limited degree of credit exposure and, thus, RP Financial concluded that a slight upward adjustment was warranted for the Holding Company's credit quality.

     o Balance Sheet Liquidity. The Holding Company operated with a slightly higher level of cash and investment securities relative to the Peer Group (25.5 percent of assets versus 21.4 percent for the Peer Group). Following the infusion of stock proceeds, the Holding Company's cash and investments ratio is expected to increase as the proceeds retained at the Holding Company level are anticipated to be initially deployed into investments. Fidelity Bankshares' future borrowing capacity was considered to be slightly greater than the Peer Group's, in light of the higher level of borrowings currently maintained by the Peer Group. However, both the Holding Company and the Peer Group were considered to have ample borrowing capacities and the Peer Group's strong capital position implied a greater capacity to leverage through utilization of borrowings. Overall, balance sheet liquidity for the Holding Company was considered to be comparable to the Peer Group and, thus, RP Financial concluded that no adjustment was warranted for the Holding Company's balance sheet liquidity.

     o Funding Liabilities. Retail deposits served as the primary interest-bearing source of funds for the Holding Company and the Peer Group, with borrowings being utilized to a greater degree by the Peer Group. The Holding Company's overall funding composition provided for a higher cost of funds than maintained by the Peer Group. In total, the Holding Company maintained a higher level of interest-bearing liabilities than the Peer Group. Following the stock offering, the infusion of stock proceeds can be expected to support an increase in the Holding Company's capital ratio and a resulting decline in the ratio of interest-bearing liabilities maintained as a percent of assets, although the Holding Company's pro forma ratio will continue to exceed the current level of interest-bearing liabilities maintained by the Peer Group. Overall, RP Financial concluded that no adjustment was warranted for Fidelity Bankshares' funding composition.

     o Capital. The Holding Company operates with a lower pre-conversion capital ratio than the Peer Group. After factoring in stock proceeds, the Holding Company's tangible capital position will remain lower than the Peer Group's ratio. The Holding Company's lower capital position implies more limited leverage capacity, a greater dependence on interest-bearing liabilities to fund assets and a lower capacity to absorb unanticipated losses. Overall, RP Financial concluded that a slight downward adjustment was warranted for the Holding Company's capital position.

     On balance, Fidelity Bankshares' more favorable credit quality was negated by the Peer Group's greater capital strength. Accordingly, we concluded that no valuation adjustment was warranted for the Holding Company's financial strength.

RP Financial, LC.
Page 4.5


2.   Profitability, Growth and Viability of Earnings
     -----------------------------------------------

     Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution's earnings stream and the prospects and ability to generate future earnings heavily influence the multiple the investment community will pay for earnings. The major factors considered in the valuation are described below.

     o Reported Earnings. The Holding Company recorded lower earnings on a ROAA basis (0.62 percent of average assets versus 0.95 percent for the Peer Group). A stronger net interest margin largely accounted for the Peer Group's more favorable reported earnings. A slightly lower level of operating expenses and a higher level of non-interest operating income were also factors that supported the Peer Group's higher return. Lower loss provisions and higher net gains represented earnings advantages for the Holding Company. Reinvestment of stock proceeds into interest-earning assets will serve to increase the Holding Company's earnings, with the benefit of reinvesting proceeds expected to be somewhat offset by higher operating expenses associated with opening additional branches and plans to more aggressively grow the commercial and consumer loan portfolios. Overall, the differences between the Holding Company's and the Peer Group's reported earnings were considered to be representative of the Peer Group's superior earnings strength and, thus, Fidelity Bankshares' lower reported earnings warranted a moderate downward adjustment for valuation purposes.

     o    Core  Earnings.  Both  the  Holding  Company's  and the  Peer  Group's
          earnings were derived largely from recurring sources, including net interest income, operating expenses, and non-interest operating income. In these measures, the Holding Company operated with a lower net interest margin, a higher operating expense ratio and a lower level of non-interest operating income. The Holding Company's lower net interest margin and higher level of operating expenses translated into a lower expense coverage ratio (1.06x versus 1.33x for the Peer Group). Likewise, due to the Holding Company's lower net interest margin, higher operating expenses, as well as lower level of non-interest operating income, the Peer Group's efficiency ratio was more favorable than the Holding Company's (59.4 percent versus 79.2 percent for the Holding Company). Loss provisions had a slightly larger impact on the Peer Group's earnings, although loss provisions established by both the Holding Company and the Peer Group were considered to be limited and indicative of favorable credit quality measures. Overall, these measures, as well as the expected earnings benefits the Holding Company should realize from the redeployment of stock proceeds into interest-earning assets, indicated that Fidelity Bankshares' core earnings were not as strong as the Peer Group's and a moderate downward adjustment was warranted for the Holding Company's core earnings.

RP Financial, LC.
Page 4.6


     o Interest Rate Risk. Quarterly changes in the Holding Company's and the Peer Group's net interest income to average assets ratios indicated a similar degree of interest rate risk exposure in their respective net interest margins, as the Holding Company's and the Peer Group's net interest margins exhibited fairly limited quarterly fluctuations during the period analyzed. Other measures of interest rate risk, such as capital ratios, IEA/IBL ratios, and the level of non-interest earning assets-to-total assets were generally more favorable for the Peer Group, thereby indicating a lower dependence on the yield-cost spread to sustain net interest income. On a pro forma basis, the Holding Company's capital position and IEA/IBL ratio will be enhanced by the infusion of stock proceeds, but will remain below the Peer Group's ratios. Accordingly, RP Financial concluded that the Holding Company's interest rate risk exposure on a pro forma basis was greater than the Peer Group's and a slight downward adjustment was warranted for valuation purposes.

     o Credit Risk. Loan loss provisions were a slightly larger factor in the Peer Group's earnings, but were not considered to be significant for either the Holding Company or the Peer Group. In terms of future exposure to credit quality related losses, both the Holding Company's and the Peer Group's operating strategies and credit quality measures indicated relatively limited credit risk exposure. Lending diversification into higher risk types of loans was greater for the Peer Group. The Holding Company's and the Peer Group's credit quality measures indicated a lower level of non-performing assets maintained by the Holding Company and stronger reserve coverage ratios maintained by the Peer Group. Overall, RP Financial concluded that a slight upward adjustment was warranted for the Holding Company's credit risk.

     o Earnings Growth Potential. Several factors were considered in assessing earnings growth potential. First, the Peer Group's historical growth has been stronger than the Holding Company's. Second, following the infusion of stock proceeds, the Holding Company's earnings growth potential with respect to leverage capacity will remain less than the Peer Group's. Third, the expansion of the Holding Company's market area resulting from the newly opened branches and establishing additional branches going forward is expected to enhance retail growth opportunities for the Holding Company. Fourth, the Holding Company's earnings growth potential should be enhanced by the leveraging of initial costs associated with the establishing the new branches and increasing staffing levels to support lending growth, as such costs have impaired profitability in the short-term. Overall, the Holding Company's earnings growth potential appears to be comparable to the Peer Group's, and, thus, we concluded that no adjustment was warranted for this factor.

     o Return on Equity. The Holding Company's return on equity will be below the comparable averages for the Peer Group and the industry, owing to Fidelity Bankshares' lower pro forma core earnings. In view of the lower capital growth

RP Financial, LC.
Page 4.7


          rate that will be imposed by Fidelity Bankshares' lower ROE, we concluded that a slight downward adjustment was warranted for the Holding Company's ROE.

     Overall, in light of the Holding Company's less favorable reported and core earnings, less favorable interest rate risk exposure and expected lower return on equity, RP Financial concluded that a moderate downward valuation adjustment was warranted for the Holding Company's profitability, growth and viability of earnings.


3.   Asset Growth
     ------------

     Fidelity Bankshares' asset growth was lower than Peer Group's during the period covered in our comparative analysis (positive 9.9 percent versus positive
12.6 percent for the Peer Group). On a pro forma basis, the Holding Company's tangible equity-to-assets ratio will remain lower than the Peer Group's ratio, indicating greater leverage capacity for the Peer Group. At the same time, the ongoing expansion of the Holding Company's branch network should serve to enhance growth opportunities for Fidelity Bankshares. On balance, we believe a slight downward adjustment was warranted for this factor.


4.   Primary Market Area
     -------------------

     The general condition of an institution's market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served. Operating in Southeastern Florida market area, the Holding Company faces significant competition for loans and deposits from larger financial institutions, many of which provide a broader array of services and have significantly larger branch networks than maintained by the Holding Company. Fidelity Bankshares' primary market area for deposits and loans is considered to be Palm Beach, Martin and St. Lucie Counties, where all of the Holding Company's branches are located, and surrounding contiguous markets. A growing Southeastern Florida economy has translated into positive demographic growth for the Holding Company's primary market area, as measured by growth in population and households during the 1990s. Per capita income measures in Martin and Palm Beach Counties indicate that the Holding Company operates in a relatively affluent market area, which is also viewed as a positive in terms of limiting credit risk exposure and supporting growth opportunities.

RP Financial, LC.
Page 4.8


     Overall, the markets served by the Peer Group companies were viewed as having favorable growth characteristics. The primary markets served by the Peer Group companies have on average experienced an increase in population during the 1990s and population growth in those markets is projected to continue to increase, on average, over the next five years. The Peer Group companies serve less populous and slower growing markets than the primary market area served by the Holding Company. The median deposit market share maintained by the Peer Group companies was slightly higher than the Holding Company's market share of deposits in Palm Beach County. In general, the degree of competition faced by the Peer Group companies was viewed as less than experienced in the Holding Company's primary market area, particularly with respect to the Palm Beach County market area, while the growth potential of the markets served by the Peer Group companies was viewed as somewhat less compared to Fidelity Bankshares' primary market area. Summary demographic and deposit market share data for the Holding Company and the Peer Group companies is provided in Exhibit III-4. As shown in Table 4.1, September 2000 unemployment rates for the markets served by the Peer Group companies generally were lower or comparable to the unemployment rates reflected in the Holding Company's primary market area counties. On balance, we concluded that no adjustment was appropriate for the Holding Company's market area.


                                    Table 4.1
                         Market Area Unemployment Rates
              Fidelity Bankshares and the Peer Group Companies (1)

                                                                Sept. 2000
                                              County           Unemployment
                                              ------           ------------
     Fidelity Bankshares - FL                 Palm Beach            5.5%
                                              St. Lucie            11.4
                                              Martin                4.8

     The Peer Group
     --------------
     CFS Bancorp, Inc. of Munster - IN        Lake                  3.0%
     Camco Fin. Corp. - OH                    Guernsey              6.9
     Community Svgs. Bancshares - FL          Palm Beach            5.5
     Eagle Bancshares of Tucker - GA          De Kalb               3.9
     First Indiana Corp. - IN                 Marion                2.0

RP Financial, LC.
Page 4.9


                                                                Sept. 2000
     The Peer Group                           County           Unemployment
     --------------                           ------           ------------
     First Place Fin. Corp. - OH              Trumbell              4.9
     Harbor Florida Bancshares - FL           St. Lucie            11.4
     Home Fed. Bancorp. of Seymour - IN       Jackson               1.7
     NASB Fin. Inc. of Grandview - MO         Jackson               3.2
     St. Francis Cap. Corp. - WI              Waukesha              3.2
     Superior Financial Corp. - AR            Pulaski               3.0

     (1)  Unemployment rates are not seasonally adjusted.

     Source: U.S. Bureau of Labor Statistics.


5.   Dividends
     ---------

     The Holding Company has indicated its intention to pay an annual cash dividend. At this time, the Holding Company has indicated that the annual dividend payment will approximate $0.50 per share at the midpoint of the valuation range, which would provide for a yield of 5.0 percent based on the $10.00 per share initial offering price. As set forth in the prospectus, the indicated annual dividend would range from $0.59 per share at the minimum of the valuation range to $0.44 per share at the maximum of the valuation range. However, future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

     Nine out of the ten Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 2.39 percent to 6.56 percent. The average dividend yield on the stocks of the Peer Group institutions was 3.38 percent as of December 22, 2000, representing an average earnings payout ratio of 36.63 percent. As of December 22, 2000, approximately 87 percent of all publicly-traded thrifts (non-MHC institutions) had adopted cash dividend policies (see Exhibit IV-1) exhibiting an average yield of 3.03 percent and an average payout ratio of 33.74 percent. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

RP Financial, LC.
Page 4.10


     The Holding Company's indicated dividend provides for a yield that is higher than the Peer Group's average dividend yield. However, based on earnings and capital, the Holding Company's dividend capacity will be less than the Peer Group's. Most notably, the Holding Company's payout ratio of 81.7 percent of core earnings at the midpoint was well above the Peer Group's payout ratio of
36.6 percent. On balance, we concluded that no adjustment was warranted for purposes of dividends relative to the Peer Group.


6.   Liquidity of the Shares
     -----------------------

     The Peer Group is by definition composed of companies that are traded in the public markets, and all of the Peer Group members trade on the NASDAQ system. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies ranged from $55.0 million to $369.7 million as of December 22, 2000, with an average market value of $146.1 million. The shares issued and outstanding to the public shareholders of the Peer Group members ranged from approximately 4.5 million to 25.3 million, with average shares outstanding of approximately 10.9 million. The Holding Company's pro forma market value is expected to comparable to the Peer Group's average market capitalization, while Fidelity Bankshares' pro forma shares outstanding should be in the upper end of the range of shares outstanding maintained by the Peer Group companies. It is anticipated that the Holding Company's stock will be quoted on the NASDAQ National Market System. Overall, we anticipate that the Holding Company's stock will have a comparable trading market as the Peer Group companies on average and, therefore, concluded no adjustment was necessary for this factor.


7.   Marketing of the Issue
     ----------------------

     We believe that four separate markets need to be considered for thrift stocks such as Fidelity Bankshares coming to market: (1) the after-market for public companies, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (2) the new issue market in which

RP Financial, LC.
Page 4.11


converting thrifts are evaluated on the basis of the same factors, but on a pro forma basis without the benefit of prior operations as a publicly-held company and stock trading history; (3) the thrift acquisition market for thrift franchises in Florida; and (4) the market for the public stock of Fidelity Bankshares. All of these markets were considered in the valuation of the Holding Company's to-be-issued stock.


     A.   The Public Market
          -----------------

          The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

          In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed over the past year: The overall stock market began 2000 with a volatile week of trading, as stocks declined sharply during the beginning of the new year and then recovered strongly at the end of the week. The recovery in the stock market took place despite a December employment report which indicated that the labor market remained tight, thereby increasing the likelihood of a rate increase by the Federal Reserve in early-February.

          Favorable inflation readings indicated for December 1999 producer and consumer prices supported a general advance in the stock market in mid-January 2000. Comparatively, rate worries caused by higher oil prices and the sustained pace of rapid economic growth pulled stocks lower in the second half of January, with the exception of technology stocks which continued to surge higher. Inflation fears caused by fourth quarter data, which showed inflation, labor costs and economic growth were all higher than expected, prompted a sell-off in substantially all sectors of the stock market, including technology stocks, at the close of January.

          Industrial  and  financial  stocks  declined in  early-February  2000,
     following  a  0.25   percent   rate   increase  by  the  Federal   Reserve.
     Comparatively, technology stocks continued to

RP Financial, LC.
Page 4.12


     move higher, pushing the NASDAQ Composite Index into record territory. Blue chip stocks trended lower throughout most of February, reflecting expectations that the Federal Reserve would continue to raise rates to slow down the pace of the economy. Technology stocks remained in favor during February, in anticipation that the strong world economy would translate into higher demand for technology related products and services. Stocks benefited from an unexpected increase in the February unemployment rate in early-March, but the gains were quickly erased by a sharp sell-off prompted by comments from the Federal Reserve and Procter and Gamble's warning of disappointing earnings. The NASDAQ also declined sharply in mid-March, in wake of a global sell-off and a downturn in biotech stocks. Old Economy stocks returned to favor in mid-March on the basis of increasingly attractive fundamentals, as the Dow Jones Industrial Average ("DJIA") posted a two day gain of more than 800 points on March 15th and 16th. A widely anticipated 0.25 percent rate increase by the Federal Reserve did little to slow investor enthusiasm for stocks, as stocks rallied strongly in late-March on prospects of favorable first quarter earnings.

          The stock market continued to fluctuate broadly during early- and mid-April 2000, in particular the technology-weighted NASDAQ, as heightened fears about the long-term viability of Internet-related stocks caused a sell-off in many of those companies. In addition, reports began circulating about a potential breakup of Microsoft into two or three separate companies as a result of the ongoing government litigation, causing this leading investor-owned stock to drop by nearly 50 percent from its all-time high. Continued concerns about rapid economic growth and fears of inflation caused additional worries among investors. On Friday, April 14, 2000, the DJIA fell by 617.78 points, or 5.66 percent, and the NASDAQ declined by
     355.49 points, or 9.67 percent. Market prices continued to fluctuate in late-April, as various earnings reports by major companies or inflation fears caused the market to increase or decrease markedly on a given day. Expectations that the strong economy would lead the Federal Reserve to boost rates more than normal at its next meeting pressured stocks lower during the first half of May. Following a brief rally in advance of the Federal Reserve meeting, stocks generally declined after the 0.5 rate increase and indications by the Federal Reserve that the fast growing economy probably would prompt another rate increase. Stocks generally advanced during the

RP Financial, LC.
Page 4.13


     first half of June, particularly technology stocks, as indications of a slowing economy provided for a more optimistic outlook for interest rates.

          Expectations of favorable second quarter earnings and the more favorable outlook for interest rates provided for additional gains in the stock market during the first half of July 2000, particularly Old Economy stocks. Volatility was evident in the stock market during the second half of July, as the market reacted to various earnings announcements and forecasts of profitability for the balance of the year. Technology stocks declined sharply at the end of July, primarily on news of less favorable earnings prospects in the telecommunications sector. Signs of a slowing economy generally supported advances in the stock market during most of August, as easing inflation worries lessened expectations of further rate increases by the Federal Reserve. Stocks continued to edge higher following the Federal Reserve's decision to hold rates steady at its late-August meeting.

          Blue chip stocks traded in a narrow range during the first half of September 2000, while technology stocks generally declined on lower earnings expectations by some of the industry leaders. Financial stocks benefited from a renewal of merger activity, including Citigroup's announced acquisition of Associates First Capital and Chase Manhattan's agreement to buy J.P. Morgan. Soaring oil prices pulled market averages lower in mid-September, as oil prices moved to a new post-Gulf War high. Volatility was evident in the market in late-September, with lower oil prices and more attractive pricing fueling gains in both Old Economy and technology stocks. However, the gains were quickly erased by more profit warnings and an unexpected decline in the September unemployment rate to
     3.9 percent.

          The sell-off in stocks intensified in mid-October 2000, as stocks tumbled broadly on concerns of weak corporate earnings, surging oil prices and escalating violence in the Mideast. High technology issues paced a rebound in the market following a week of significant losses, as better-than-expected earnings and more attractive fundamentals provided for a 7.9 percent increase in the NASDAQ and a 158 point gain in the Dow Jones Industrial Average ("DJIA") on October 13, 2000. The sell-off in the broader market resumed the week of October 16th, as disappointing third quarter earnings and inflation worries triggered further declines in the

RP Financial, LC.
Page 4.14


     DJIA and the NASDAQ. A flight to safety provided for a rebound in blue chip stocks in late-October, as investors dumped technology stocks in favor of financial and consumer stocks.

          Technology stocks rebounded strongly during the first week of November, reflecting more attractive fundamental and bullish comments made by Intel. However, following the election, stocks generally declined through the end of November, largely as the result of earnings worries and uncertainty over the outcome of the election. Selling pressure was most significant in the technology sector, with the NASDAQ posting several new yearly lows at the end of November. The resolution of the presidential election in early-December provided little relief for the equities market, as stocks generally trended lower at the close of 2000. The sharpest declines continued to be in the technology, with the NASDAQ plunging to an 18-month low on worries of slowing profit growth throughout the technology sector. Disappointment that the Federal Reserve did not cut rates at its December meeting also contributed to the decline in the market average in mid--December. Bargain hunting provided for a rebound in stocks prior to the holidays, although the NASDAQ was still expected to experience its worst performance year ever. As an indication of the general trends in the nation's stock markets over the past year, as of December 22, 2000, the DJIA closed at 10635.56 a decline of 6.8 percent from one year earlier, while the NASDAQ Composite Index stood at 2517.02, a decline of 36.6 percent over the same time period. The Standard & Poors 500 Index closed at 1305.97 on December 22, 2000, a decline of 10.5 percent from a year ago.

          The market for thrift stocks has been mixed during the past twelve months. Thrift stocks briefly strengthened in early-December 1999, as interest rates declined on news of low inflation data indicated in the November employment report. Fourth quarter profitability concerns cut short the rally in thrift prices in mid-December. After trading in a narrow range for the balance of 1999, thrift stocks followed the general market lower at the beginning of 2000 and interest rate worries pushed financial stocks lower during the second half of January. Thrift stocks continued their slide in February 2000, as the strong economy and expectations of higher interest rates reduced the attractiveness of financial stocks. Higher delinquency rates reported by some of the larger banks in their commercial loan portfolios further contributed to selling pressure in thrift stocks through mid-March. Beaten down thrift stocks were among the biggest gainers during the rally in Old Economy stocks in mid-March. The upward trend in financial

RP Financial, LC.
Page 4.15


     stocks remained intact following the Federal Reserve's 0.25 percent rate increase in late-March, reflecting optimism that the Federal Reserve's action would be effective in slowing the economy and the threat of inflation.

     Thrift stocks traded in a narrow range during the first half of April 2000, in anticipation of first quarter earnings and uncertainty over the degree of net interest margin pressure that would result from the higher interest rate environment. Attractive fundamentals supported higher thrift prices during the second half of April, which was followed by a narrow trading range during the first half of May. Interest rate jitters and profit taking were factors that undercut the rally in thrift prices. The widely anticipated rate hike implemented by the Federal Reserve at its May meeting generally had little impact on thrift prices. Indications of slower economic growth supported an advance in thrift prices during late-May and early-June, although the rally stalled on profit taking and continued uncertainty about further rate increases by the Federal Reserve.

     Thrift stocks generally declined during the second half of June 2000, reflecting growing concerns that some thrifts were experiencing a decline in credit quality. The Federal Reserve's decision to leave interest rates unchanged at its late-June meeting, along with expectations that the slowing economy would deter further interest rate increases by the Federal Reserve, supported a recovery in thrift prices during the first half of July. Thrift stocks traded in a narrow range through the end of July, as second quarter earnings generally met expectations. Lower interest rates lifted thrift stocks higher during the first half of August, as bond yields approached their lowest level in more than a year. Thrift stocks stabilized in late-August, as the Federal Reserve's decision to leave rates unchanged was widely anticipated. Signs of slower economic growth with tame inflation propelled thrift stocks higher through most of September, as interest rate sensitive stocks benefited from lower interest rates and the reversion to a normal yield curve for the first time since mid-January. Larger cap financial stocks also generally moved higher on news of Chase Manhattan's agreement to acquire J.P. Morgan, which was announced on September 13, 2000 and FleetBoston's proposed acquisition of Summit of New Jersey, which was announced on October 2, 2000.

RP Financial, LC.
Page 4.16


     Financial stocks declined with the broader market following the release of the September employment data, which showed the unemployment rate matching a 30-year low first reached in April 2000. The sharp sell-off in stocks during mid-October included thrift stocks, reflecting growing concerns of credit quality deterioration and higher interest rates negatively impacting the earnings of financial stocks. Comparatively, thrift stocks posted solid gains during the second half of October, as investors sold technology stocks and moved into financial and other Old Economy stocks.

     Thrift stocks eased lower through most of November, as financial stocks in general experienced selling pressures from growing credit quality concerns and the Federal Reserve's decision not to cut rates at its mid-November meeting. More attractive fundamentals and favorable comments from a thrift analyst provided for a rebound in thrift prices at the end of November. Thrift stocks fared better than the broader market through most of December, as the slowing economy and decline in interest rates attracted investors to interest rate sensitive issues in general. On December 22, 2000, the SNL Index for all publicly-traded thrifts closed at 863.5, an increase of 53.8 percent from one year ago.


     B.   The New Issue Market
          --------------------

          In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Holding Company's pro forma market value. The new issue market is separate and distinct from the market for seasoned stock thrifts in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/tangible book ("P/TB") ratio in that the P/TB ratio of a converting thrift will typically result in a discount to tangible book value whereas in the current market for existing thrifts the P/TB ratio often reflects

RP Financial, LC.
Page 4.17


     a premium to tangible book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

     The market for converting thrifts has shown some signs of strengthening in recent months, although conversion activity has remained somewhat limited. As shown in Table 4.2, only three standard conversion offerings have been completed during the past three months. The average pro forma price/tangible book and core price/earnings ratios of the recent standard conversions equaled 56.7 percent and 15.3 times, respectively. Three second-step conversion offerings have also been completed during the past three months, which are considered to be more relevant for purposes of determining Fidelity Bankshares' pro forma pricing. The average pro forma price/tangible book and core price/earnings ratios of the recent second-step equaled 78.1 percent and 13.5 times, respectively. In general, second-step conversions tend to be priced (and trade in the aftermarket) at a higher P/TB ratio than standard conversions. We believe investors take into consideration the generally more leveraged pro forma balance sheets of second-step companies, their track records as public companies prior to conversion, and their generally higher pro forma ROE measures relative to standard conversions in pricing their common stocks. Exhibit IV-4 presents historical offering data for second-step conversions, illustrating the historical trends and characteristics of second-step offerings.

     In examining the current pricing characteristics of the conversion offerings completed during the last three months (see Table 4.3), we note there exists a considerable difference in pricing ratios compared to the universe of all publicly-traded thrifts. Specifically, the current average P/B ratio of the full conversions completed in the most recent three month period of 77.75 percent reflects a discount of 21.8 percent from the average P/B ratio of all publicly-traded thrifts (equal to 99.47 percent). The equity-to-assets ratio of the recent conversion was above the average for all publicly-traded thrifts (13.03 percent versus 10.67 percent for all publicly-traded thrifts), which primarily accounted for the lower core return on equity maintained by the recent conversions (5.29 percent versus 8.07 percent for all publicly-traded thrifts). Accordingly, the discount reflected in the P/B ratio of the recent conversion suggests that the investment community has determined to discount their stocks on a book basis until the return on equity improves through redeployment and leveraging of the proceeds over the longer term or implementation of capital management strategies. Three of the four offerings included in Table

RP Financial, LC.
Page 4.18


                             [@@ TABLE 4.2 OMITTED]

RP Financial, LC.
Page 4.19


                             [@@ TABLE 4.3 OMITTED]

RP Financial, LC.
Page 4.20


     4.3 were second-step conversions (Finger Lakes Financial, FloridaFirst Bancorp and Waypoint Financial).


     C.   The Acquisition Market
          ----------------------

          Also considered in the valuation was the potential impact on Fidelity Bankshares' stock price of recently completed and pending acquisitions of other savings institutions operating in Florida. As shown in Exhibit IV-5, there were five Florida thrift acquisitions completed between the beginning of 1998 through year-to-date 2000, and there are no acquisitions currently pending of Florida savings institutions. The recent acquisition activity involving Florida thrifts may imply a certain degree of acquisition speculation for the Holding Company's stock. To the extent that acquisition speculation may impact the Holding Company's offering, we have largely taken this into account in selecting companies which operate markets that have experienced a comparable level of acquisition activity as the Holding Company's market and, thus, are subject to the same type of acquisition speculation that may influence Fidelity Bankshares' trading price.


     D.   Trading in Fidelity Bankshares' Stock
          -------------------------------------

          Since Fidelity Bankshares' minority stock currently trades under the symbol "FFFL" on the NASDAQ National Market System, RP Financial also considered the recent trading activity in the valuation analysis. Fidelity Bankshares' had a total of 6,503,584 shares issued and outstanding at September 30, 2000, of which 2,914,584 were held by public shareholders and were traded as public securities. As of December 22, 2000, the Holding Company's closing stock price was $19.13 per share. There are significant differences between the Holding Company's minority stock (currently being traded) and the conversion stock that will be issued by the Holding Company. Such differences include different liquidity characteristics (the new conversion stock will be more liquid owing to greater public shares available to trade), a different return on equity for the conversion stock and dividend payments will be made on all shares outstanding; thereby, requiring a higher payout ratio to sustain the current level of dividends paid to non-MHC shareholders. Since the pro forma impact has not been publicly disseminated to date, it is appropriate to discount the current trading level. As the pro forma impact is made known publicly, the trading level will become more informative.

RP Financial, LC.
Page 4.21


                              * * * * * * * * * * *

     In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for second-step conversions, the acquisition market and recent trading activity in the Holding Company's minority stock. Taking these factors and trends into account, RP Financial concluded that a slight downward was appropriate in the valuation analysis for purposes of marketing of the issue.


8.   Management
     ----------

     Fidelity Bankshares' management team appears to have experience and expertise in all of the key areas of the Holding Company's operations. Exhibit IV-6 provides summary resumes of Fidelity Bankshares' Board of Directors and senior management. The financial characteristics of the Holding Company suggest that it is effectively managed and there appears to be a well-defined organizational structure. The Holding Company currently does not have any executive management positions that are vacant.

     Similarly, the returns, capital positions, and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.


9.   Effect of Government Regulation and Regulatory Reform
     -----------------------------------------------------

     In summary, as a fully-converted SAIF-insured institution, Fidelity Federal and the Holding Company will operate in substantially the same regulatory environment as the Peer Group members -- all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-7 reflects the Bank's pro forma regulatory capital ratios. On balance, no adjustment has been applied for the effect of government regulation and regulatory reform.

RP Financial, LC.
Page 4.22


Summary of Adjustments
----------------------

     Overall, based on the factors discussed above, we concluded that the Holding Company's pro forma market value should be discounted relative to the Peer Group as follows:

Key Valuation Parameters:                                   Valuation Adjustment
------------------------                                    --------------------
Financial Condition                                         No Adjustment
Profitability, Growth and Viability of Earnings             Moderate Downward
Asset Growth                                                Slight Downward
Primary Market Area                                         No Adjustment
Dividends                                                   No Adjustment
Liquidity of the Shares                                     No Adjustment
Marketing of the Issue                                      Slight Downward
Management                                                  No Adjustment
Effect of Government Regulations and Regulatory Reform      No Adjustment


Valuation Approaches
--------------------

     In applying the accepted valuation methodology promulgated by the OTS and adopted by the FDIC, i.e., the pro forma market value approach, including the fully-converted analysis described above, we considered the three key pricing ratios in valuing Fidelity Bankshares' to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the conversion proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in Fidelity Bankshares' prospectus for reinvestment rate, the effective tax rate, offering expenses and stock benefit plan assumptions (summarized in Exhibits IV-8 and IV-9). In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group, and the recent conversions including second-step conversion offerings.

     RP Financial's valuation placed an emphasis on the following:

     o P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock. Given the similarities between the Holding Company's and the Peer Group's earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, since

RP Financial, LC.
Page 4.23


          reported earnings for both the Holding Company and the Peer Group included certain unusual items, we also made adjustments to earnings to arrive at core earnings estimates for Holding Company and the Peer Group and resulting price/core earnings ratios.

     o P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of an initial public offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a valuable indicator of pro forma value taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or "P/TB"), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

     o P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings - we have also given less weight to the assets approach. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community's willingness to pay market multiples for earnings or book value when ROE is expected to be low.

     o Trading of FFFL stock. Converting institutions generally do not have stock outstanding. Fidelity Bankshares, however, has public shares outstanding due to the mutual holding company form of ownership. Since FFFL stock is currently traded in the markets, it is an indicator of investor interest in the Holding Company's conversion stock and therefore received some weight in our valuation. Based on the December 22, 2000 stock price of $19.13 per share and the 6,503,584 shares of Holding Company stock issued and outstanding, the implied value of $124 million was considered in the valuation process. However, since the conversion stock will have different characteristics than the minority shares, and since pro forma information has not been publicly disseminated to date, the current trading price of FFFL was somewhat discounted herein but will become more important towards the closing of the offering.


     The Holding Company will adopt Statement of Position ("SOP") 93-6, which will cause earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive

RP Financial, LC.
Page 4.24


impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of the adoption of SOP 93-6 in the valuation.

     Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, RP Financial concluded that, as of December 22, 2000, the aggregate pro forma market value of Fidelity Bankshares' conversion stock was $130,000,000 at the midpoint, equal to 13,000,000 shares at $10.00 per share. The midpoint and resulting valuation range is based on the sale of a 55.19 percent ownership interest to the public, which provides for a $71.7 million public offering at the midpoint value.

     1. Price-to-Earnings ("P/E"). The application of the P/E valuation method requires calculating the Holding Company's pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Holding Company's reported earnings, incorporating the reinvestment of $1.6 million of MHC assets at an after-tax reinvestment rate of 3.70 percent, equaled $11.334 million for the twelve months ended September 30, 2000. In deriving Fidelity Bankshares' core earnings, the only adjustments made to reported earnings were to eliminate gains on the sale of loans and investment securities, the gain on the sale of property and the gain realized from the receipt of John Hancock Financial stock, which equaled $736,000, $5.1 million and $2.5 million, respectively, for the twelve months ended September 30, 2000. As shown below, on a tax effected basis, assuming an effective marginal tax rate of 39.0 percent for the gains eliminated, the Holding Company's core earnings were determined to equal $6.2 million for the twelve months ended September 30, 2000. (Note: see
Exhibit IV-10 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

RP Financial, LC.
Page 4.25


                                                                     Amount
                                                                     ------
                                                                     ($000)

     Net income                                                     $11,334
     Net gains on sale of loans and investments(1)                     (449)
     Gain on receipt of insurance stock(1)                           (1,527)
     Gain on sale of property(1)                                     (3,111)
                                                                    -------
       Core earnings estimate                                       $ 6,247

     (1)  Tax effected at 39.0 percent.

     Based on the Holding Company's reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Holding Company's pro forma reported and core P/E multiples at the $130.0 million midpoint value equaled 9.97 times and 16.34 times, respectively, which provided for a discount of 10.6 percent and a premium of 45.0 percent relative to the Peer Group's average reported and core earnings multiples of 11.15 times and 11.27 times, respectively (see Table 4.4). The implied premiums reflected in the Holding Company's pro forma core P/E multiple takes into consideration the discount implied for the Holding Company's pro forma P/B ratio.

     2. Price-to-Book ("P/B"). The application of the P/B valuation method requires calculating the Holding Company's pro forma market value by applying a valuation P/B ratio to Fidelity Bankshares' pro forma book value. The Holding Company's pre-conversion book value was adjusted to include $1.6 million of equity held at the MHC level which will be consolidated with the Holding
Company's capital as a result of the conversion. Based on the $130.0 million midpoint valuation, Fidelity Bankshares' pro forma P/B and P/TB ratios equaled
86.01 percent and 87.50 percent, respectively. In comparison to the average P/B and P/TB ratios for the Peer Group of 107.39 percent and 124.87 percent, the Holding Company's ratios reflected a discount of 19.9 percent on a P/B basis and a discount of 29.9 percent on a P/TB basis. RP Financial considered the discounts under the P/B approach to be reasonable in light of the valuation adjustments referenced earlier and the Holding Company's resulting premium core P/E multiple.

     3. Price-to-Assets ("P/A"). The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Holding Company's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all


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Page 4.26


                             [@@ TABLE 4.4 OMITTED]


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Page 4.27


likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. At the midpoint of the valuation range, Fidelity Bankshares' value equaled 6.60 percent of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 9.96 percent, which implies a 33.7 percent discount being applied to the Holding Company's pro forma P/A ratio.


Comparison to Recent Conversions and Second-Step Offerings
----------------------------------------------------------

     As indicated at the beginning of this chapter, RP Financial's analysis of recent standard conversion and second-step offering pricing characteristics at closing and in the aftermarket has been limited to a "technical" analysis and, thus, the pricing characteristics of recent standard conversions and second-step offerings are not the primary determinate of value herein. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). The recent standard conversions on average closed at a price/tangible book ratio of 56.7 percent (see Table 4.2). On average, the prices of the recent standard conversions appreciated by
10.6 percent during the first week of trading.

     The three recently completed second-step conversion offerings on average closed at a price/tangible book ratio of 78.1 percent. On average, the prices of the three recent second-step conversion offerings increased by 5.4 percent during the first week of trading. In comparison, the Holding Company's P/TB ratio at the appraised midpoint value reflects a premium of 12.0 percent relative to the average closing P/TB ratio of the recent second-step conversion offerings. In comparison to the average current aftermarket P/TB ratio of the recent second-step conversions (78.74 percent), the Holding Company's P/TB ratio at the appraised midpoint value reflects a premium of 10.0 percent.


Valuation Conclusion
--------------------

     Based on the foregoing, it is our opinion that, as of December 22, 2000, the estimated aggregate pro forma market value of the Holding Company, inclusive of the sale of the MHC's ownership interest to the public shareholders was $130,000,000 at the midpoint. Based on this


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RP Financial, LC.
Page 4.28


valuation and the approximate 55.19 ownership interest being sold in the public offering, the midpoint value of the Holding Company's stock offering was $71,740,440, equal to 7,174,044 shares at a per share value of $10.00. Pursuant to conversion guidelines, the 15 percent offering range indicates a minimum value of $60,979,380 and a maximum value of $82,501,510. Based on the $10.00 per share offering price, this valuation range equates to an offering of 6,097,938 at the minimum and 8,250,151 at the maximum. In the event the appraised value is subject to an increase, the offering range may be increased up to a supermaximum value of $94,876,740 without requiring a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 9,487,674. The pro forma valuation calculations relative to the Peer Group are shown in Table 4.4 and are detailed in Exhibit IV-8 and Exhibit IV-9.


Establishment of the Exchange Ratio
-----------------------------------

     OTS regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange their shares of the Holding Company's common stock for newly issued shares of Fidelity Bankshares stock as a fully converted company. The Board of Directors of Fidelity Bankshares, MHC has independently established a formula to determine the exchange ratio. The formula has been designed to preserve the current aggregate percentage ownership in Fidelity Bankshares equal to 44.81 percent as of September 30, 2000. Pursuant to this formula, the exchange ratio to be received by the existing minority shareholders of Fidelity Bankshares will be determined at the end of the offering based on the total number of shares sold in the Subscription and Community offerings. As shown in Table 4.4, the exchange ratio for the minority shareholders would be 1.6991 shares, 1.9989 shares, 2.2987 shares and 2.6435 shares at the minimum, midpoint, maximum and supermaximum of the offering range, respectively. RP Financial expresses no opinion on the proposed exchange of newly issued Holding Company shares for the shares held by the minority stockholders or on the proposed exchange ratio.